WOLLMUTH MAHER & DEUTSCH LLP
500 Fifth Avenue
New York, New York 10110
Telephone: (212) 382-3300
Facsimile: (212) 382-0050
William A. Maher
Paul R. DeFilippo

Proposed Special Counsel for the
Debtors and Debtors In Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

————————————————————————x		Chapter 11
In re:	:	Case No. 08-13555 (JMP)
LEHMAN BROTHERS HOLDINGS INC., *et al.*	:	
Debtors.	:	
————————————————————————x		
LEHMAN BROTHERS SPECIAL FINANCING INC.	:	
Plaintiff,	:	
− against −	:	Adversary Proceeding No.: 10-03547 (JMP)
BANK OF AMERICA NATIONAL ASSOCIATION, THE BANK OF NEW YORK MELLON NATIONAL ASSOCIATION, BNY CORPORATE TRUSTEE SERVICES LTD., CITIBANK, N.A., DEUTSCHE BANK TRUST COMPANY AMERICAS, U.S. BANK NATIONAL ASSOCIATION, U.S. BANK TRUST NATIONAL ASSOCIATION, WELLS FARGO BANK NATIONAL ASSOCIATION,	: : : :	
Trustee Defendants,	:	**SECOND AMENDED COMPLAINT**
− and −	:	
801 GRAND CDO SPC, f/a/o THE SERIES 2006-1, as Issuer, 801 GRAND CDO SERIES 2006-1 LLC, as Co-issuer, 801 GRAND CDO SPC, f/a/o THE SERIES 2006-2, as Issuer, 801 GRAND CDO SERIES 2006-2 LLC, as Co-issuer, ALTA CDO SPC, f/a/o THE SERIES 2007-1 SEGREGATED PORTFOLIO, as Issuer, ALTA	: : :	

CDO LLC, FOR SERIES 2007-1, as Co-issuer, ALTA
CDO SPC, f/a/o THE SERIES 2007-2 SEGREGATED   :
PORTFOLIO, as Issuer, ALTA CDO LLC, FOR SERIES
2007-2, as Co-issuer, BARTON SPRINGS CDO SPC, f/a/o:
THE SERIES 2005-1 SEGREGATED PORTFOLIO, as
Issuer, BARTON SPRINGS CDO SERIES 2005-1 LLC, as :
Co-issuer, BARTON SPRINGS CDO SPC, f/a/o THE
SERIES 2005-2 SEGREGATED PORTFOLIO, as Issuer,   :
BARTON SPRINGS CDO SERIES 2005-2 LLC, as Co-
issuer, BLUE POINT CDO SPC, f/a/o THE SERIES 2005- :
1 SEGREGATED PORTFOLIO, as Issuer, BLUE POINT
CDO SERIES 2005-1 LLC, as Co-issuer, BLUE POINT   :
CDO SPC, f/a/o THE SERIES 2005-2 SEGREGATED
PORTFOLIO, as Issuer, BLUE POINT CDO SERIES   :
2005-2 LLC, as Co-issuer, CHERRY HILL CDO SPC,
f/a/o FOR SERIES 2007-1 SEGREGATED PORTFOLIO, :
as Issuer, CHERRY HILL CDO LLC THE SERIES 2007-
1, as Co-issuer, CHERRY HILL CDO SPC, f/a/o THE   :
SERIES 2007-2 SEGREGATED PORTFOLIO, as Issuer,
CHERRY HILL CDO LLC FOR SERIES 2007-2, as Co-   :
issuer, COPPER CREEK CDO SPC, f/a/o SERIES 2007-1
SEGREGATED PORTFOLIO, as Issuer, COPPER   :
CREEK CDO LLC, as Co-issuer, CROWN CITY CDO
2005-1 LIMITED, as Issuer, CROWN CITY CDO 2005-1 :
LLC, as Co-issuer, CROWN CITY CDO 2005-2
LIMITED, as Issuer, CROWN CITY CDO 2005-2 LLC, as :
Co-issuer, FREEDOM PARK CDO SERIES 2005-1
LIMITED, as Issuer, FREEDOM PARK CDO SERIES   :
2005-1 LLC, as Co-issuer, FULLERTON DRIVE CDO
LIMITED, as Issuer, FULLERTON DRIVE CDO LLC, as :
Co-issuer, GREYSTONE CDO SPC, f/a/o THE SERIES
2006-1 SEGREGATED PORTFOLIO, as Issuer,   :
GREYSTONE CDO SERIES 2006-1 LLC, as Co-issuer,
GREYSTONE CDO SPC, f/a/o THE SERIES 2006-2   :
SEGREGATED PORTFOLIO, as Issuer, GREYSTONE
CDO SERIES 2006-2 LLC, as Co-issuer, JEFFERSON   :
VALLEY CDO SPC, f/a/o THE SERIES 2006-1
SEGREGATED PORTFOLIO, as Issuer, JEFFERSON   :
VALLEY CDO SERIES 2006-1 LLC, as Co-issuer,
KINGS RIVER LIMITED, as Issuer, KINGS RIVER LLC,:
as Co-issuer, LAKEVIEW CDO SPC, f/a/o THE SERIES
2007-1 SEGREGATED PORTFOLIO, as Issuer,   :
LAKEVIEW CDO LLC SERIES 2007-1, as Co-issuer,
LAKEVIEW CDO SPC, f/a/o THE SERIES 2007-2   :
SEGREGATED PORTFOLIO, as Issuer, LAKEVIEW
CDO LLC, f/a/o THE SERIES 2007-2 SEGREGATED   :

2

PORTFOLIO, as Co-issuer, LAKEVIEW CDO SPC, f/a/o :
THE SERIES 2007-3 SEGREGATED PORTFOLIO, as
Issuer, LAKEVIEW CDO LLC, f/a/o THE SERIES 2007-3 :
SEGREGATED PORTFOLIO, as Co-issuer, PANTERA
VIVE CDO SPC, f/a/o THE SERIES 2007-1, as Issuer,   :
PANTERA VIVE CDO LLC, as Co-issuer, PEBBLE
CREEK LCDO 2007-2, LTD., as Issuer, PEBBLE CREEK :
LCDO 2007-2, LLC, as Co-issuer, PENN'S LANDING
CDO SPC, f/a/o THE SERIES 2007-1 SEGREGATED   :
PORTFOLIO, as Issuer, PENN'S LANDING CDO LLC,
as Co-issuer, PHOENIX 2002-1 LIMITED, as Issuer,   :
PHOENIX 2002-1 LLC, as Co-issuer, PHOENIX 2002-2
LIMITED, as Issuer, PYXIS ABS CDO 2007-1 LTD., as   :
Issuer, PYXIS ABS CDO 2007-1 LLC, as Co-issuer,
QUARTZ FINANCE PLC, as Issuer, RAACLC TRUST,   :
SERIES 2003-A, RESTRUCTURED ASSET
CERTIFICATES WITH ENHANCED RETURNS,   :
SERIES 2005-21-C TRUST, RESTRUCTURED ASSET
CERTIFICATES WITH ENHANCED RETURNS,   :
SERIES 2006-1-C TRUST, RESTRUCTURED ASSET
CERTIFICATES WITH ENHANCED RETURNS,   :
SERIES 2007-4-C TRUST, RUBY FINANCE PLC, f/a/o
THE SERIES 2005-1, CLASS A2-A9, as Issuer, RUBY   :
FINANCE PLC, f/a/o THE SERIES 2006-4, as Issuer,
RUBY FINANCE PLC, f/a/o THE SERIES 2007-1, as   :
Issuer, SECURITIZED PRODUCT OF RESTRUCTURED
COLLATERAL LIMITED SPC, f/a/o THE SERIES 2007- :
1 FEDERATION A-1 SEGREGATED PORTFOLIO, as
Issuer, SECURITIZED PRODUCT OF RESTRUCTURED :
COLLATERAL LIMITED SPC, f/a/o THE SERIES 2007-
1 FEDERATION A-2 SEGREGATED PORTFOLIO, as   :
Issuer, SOLAR V CDO SPC, f/a/o THE SERIES 2007-1
SEGREGATED PORTFOLIO, as Issuer, SOLAR V CDO :
LLC, as Co-issuer, STOWE CDO SPC, f/a/o THE SERIES
2006-1 SEGREGATED PORTFOLIO, as Issuer, STOWE :
CDO SERIES 2006-1 LLC, as Co-issuer, SUNSET PARK
CDO LIMITED SPC, f/a/o THE SERIES 2005-5   :
SEGREGATED PORTFOLIO, as Issuer, SUNSET PARK
CDO SERIES 2005-5 LLC, as Co-issuer, SUNSET PARK :
CDO SERIES 2005-6 LIMITED, as Issuer, SUNSET
PARK CDO SERIES 2005-6 LLC, as Co-issuer,   :
SECURITIZED PRODUCT OF RESTRUCTURED
COLLATERAL LIMITED SPC, f/a/o THE SERIES 2007- :
1 TABXSPOKE (07-1 40-100) SEGREGATED
PORTFOLIO, as Issuer, SERIES 2007-1 TABXSPOKE   :
(07-1 40-100) LLC, as Co-issuer, TAVARES SQUARE

3

CDO LIMITED, as Issuer, TAVARES SQUARE CDO   :
LLC, as Co-issuer, TAYLOR CREEK LIMITED, as Issuer,
TAYLOR CREEK LLC, as Co-issuer, VOX PLACE CDO :
LIMITED, as Issuer, VOX PLACE CDO LLC, as Co-
issuer,   :

Issuer Defendants,   :

− and −   :

AMERICAN FAMILY LIFE ASSURANCE COMPANY :
OF COLUMBUS, AMERITAS LIFE INS. CORP., ANZ
INVESTMENT BANK, ANZ NOMINEES LIMITED,   :
ATLANTIC CENTRAL BANKERS BANK, ATLAS
SPECIALTY INSURANCE LIMITED (F/K/A AXIS :
SPECIALTY LTD. PIMCO HEDGE), AXIS SPECIALTY
LTD. PIMCO HEDGE, BANCO CREDITO DEL PERU, :
BANK OF CHINA, BANK SINOPAC (F/K/A
INTERNATIONAL BANK OF TAIPEI), THE BANK OF :
FUKUOKA, LTD., BARCLAYS BANK PLC,
BARCLAYS CAPITAL, INC., BASIS CAPITAL PTY :
LIMITED, BENEFICIAL FINANCIAL GROUP, BIG
HORN CDO 2007-1 COLLATERAL, BLUE CROSS :
BLUE SHIELD OF MICHIGAN FOUNDATION, BLUE
HERON FUNDING II, INC., BLUE HERON FUNDING :
IX, INC., BLUE HERON FUNDING V, INC., BLUE
HERON FUNDING VI, INC., BLUE HERON FUNDING :
VII, INC., BRODERICK CDO 3, LTD., BONNIE
BURMAN, TERRY BURMAN, CANADIAN IMPERIAL :
BANK OF COMMERCE, CANNINGTON FUNDING,
LTD., CHEYNE CLO INVESTMENTS I LTD.,   :
CITIGROUP GLOBAL MARKETS, INC., CITICORP
NOMINEES PTY LTD., CITY OF PHILADELPHIA :
PERS, CITY OF SOMERVILLE RETIREMENT
SYSTEM, CLASS V FUNDING III, CORP., CLASS V :
FUNDING III, LTD., CLEARSTREAM BANKING, S.A.,
CONTINENTAL LIFE INSURANCE COMPANY OF :
BRENTWOOD TENNESSEE, COOPERATIEVE
CENTRALE RAIFFEISEN-BOERENLEENBAK, B.A., :
COUNTRY LIFE INSURANCE COMPANY, CREDIT
AGRICOLE CORPORATE AND INVESTMENT BANK :
(F/K/A CALYON NEW YORK), CUTWATER ASSET
MANAGEMENT (F/K/A MBIA CAPITAL   :
MANAGEMENT), THE DAEGU BANK, LTD.,
DEPPING 1999 INVESTMENT LIMITED   :
PARTNERSHIP, DEUTSCHE APOTHEKER-UND

4

ARZTEBANK, DEUTSCHE BANK AG, LONDON   :
BRANCH, DIADEM CITY CDO LIMITED, THE
DISPATCH PRINTING COMPANY, DIVERSEY   :
HARBOR ABS CDO, INC., DIVERSEY HARBOR ABS
CDO, LTD., EASTERN METROPOLITAN REGIONAL   :
COUNCIL, EDISON INTERNATIONAL, ELLIOT
INTERNATIONAL, L.P., ENSIGN PEAK ADVISORS,   :
EUROAMERICA SEGUROS DE VIDA SA,
EUROCLEAR BANK S.A./N.V., FAXTOR HG 2007-1   :
CDO, FAR GLORY LIFE INSURANCE CO., LTD.,
FIRST TRUST STRATEGIC HIGH INCOME I, FIRST   :
TRUST STRATEGIC HIGH INCOME II, FIRST TRUST
STRATEGIC HIGH INCOME III, FORWARD FUNDS,   :
FORWARD INVESTMENT GRADE FIXED INCOME
FUND, FULTON STREET CDO CORP., GARADEX   :
INC., GARLAND INVESTMENT MANAGEMENT INC.,
GATEX PROPERTIES INC., GENERAL SECURITY   :
NATIONAL INSURANCE, GENTWORTH LIFE AND
ANNUITY INSURANCE CO. – LV SPIA, GENTWORTH:
LIFE AND ANNUITY INSURANCE CO. – LV STISL,
GEOMETRIC ASSET FUNDING LTD., GOLDMAN   :
SACHS & CO., GOLDMAN SACHS INTERNATIONAL,
GORDON RAUSSER, GORDON RAUSSER (DEFINED :
BENEFIT PENSION PLAN), GORDON RAUSSER
(IRA), GRAND AVENUE CDO III, GUOHUA LIFE   :
INSURANCE, LTD., HAVENROCK II LIMITED,
HELIOS ADVANTAGE INCOME FUND INC. (F/K/A   :
RMK ADVANTAGE INCOME FUND, INC.), HELIOS
STRATEGIC INCOME FUND INC. (F/KA/ RMK   :
STRATEGIC INCOME FUND, INC.), HELIOS HIGH
INCOME FUND INC. (F/K/A RMK HIGH INCOME   :
FUND INC.), HELIOS MULTI-SECTOR HIGH INCOME
FUND INC. (F/K/A RMK MULTI-SECTOR HIGH   :
INCOME FUND INC.), HHE PARTNERSHIP LP, HSBC
ISSUER SERVICES COMMON DEPOSITORY   :
NOMINEE (UK) LIMITED, IKB DEUTSCHE
INDUSTRIEBANK AG, ILLINOIS MUNICIPAL   :
RETIREMENT FUND, ILLINOIS MUTUAL LIFE
INSURANCE COMPANY, INTEGRA CANADIAN   :
FIXED INCOME PLUS FUND, JA HOKKAIDO
SHINREN, JP MORGAN CHASE BANK, NATIONAL   :
ASSOCIATION, JP MORGAN SECURITIES, L.L.C.,
KLIO II FUNDING CORP., KLIO III FUNDING CORP, :
LANCER FUNDING II LTD., LANCER FUNDING II,
LLC, LIFEPLAN AUSTRALIA FRIENDLY SOCIETY   :
LTD., THE LINCOLN NATIONAL LIFE INSURANCE

COMPANY, THE LIVERPOOL LIMITED   :
PARTNERSHIP, LONG ISLAND INTERNATIONAL
LIMITED, LONGSHORE CDO FUNDING 2007-3, LTD., :
LORELEY FINANCING (JERSEY) NO. 9 LIMITED,
LORELEY FINANCING (JERSEY) NO. 15 LIMITED,   :
MACQUARIE BANK LTD., MACQUARIE PRISIM PTY
LTD., MAGNETAR CONSTELLATION FUND II LTD., :
MAGNETAR CONSTELLATION MASTER FUND III
LTD., MAGNETAR CONSTELLATION MASTER   :
FUND LTD., MARINER LDC, MARINER-TRICADIA
CREDIT STRATEGIES MASTER FUND, LTD., MARSH:
& MCLENNAN MASTER RETIREMENT TRUST,
MASTER TRUST BANK OF JAPAN LTD., MERRILL   :
LYNCH INTERNATIONAL GLOBAL EQUITY
FINANCE, MERRILL LYNCH PIERCE FENNER &   :
SMITH INCORPORATED, MERRILL LYNCH PIERCE
FENNER & SMITH / FIXED INCOME, MICHIGAN   :
CARPENTERS PENSION FUND, MIZUHO
INTERNATIONAL PLC, MKP VELA CBO LTD.,   :
MODERN WOODMEN OF AMERICA, INC.,
MONEYGRAM SECURITIES LLC, MONTROSE   :
HARBOR CDO I, LTD., MONTROSE HARBOR CDO I,
INC., MORGAN STANLEY & CO., INCORPORATED, :
MULBERRY STREET CDO, LTD., NATIONAL
NOMINEES LIMITED, NATIONWIDE LIFE   :
INSURANCE COMPANY, NATIONWIDE MUTUAL
LIFE INSURANCE CO., NONGHYUP BANK (F/K/A   :
KOREA'S NATIONAL AGRICULTURAL
COOPERATIVE FEDERATION), OHIO PUBLIC   :
EMPLOYEE RETIREMENT SYSTEM, OHIO STATE
UNIVERSITY, OMICRON INVESTMENT   :
MANAGEMENT GMBH (F/K/A UNIQA
ALTERNATIVE INVESTMENTS GMBH), OSDF, LTD., :
PB CAPITAL CORPORATION, PERGRINE
STRATEGIES TWO LTD., PHOENIX HOME LIFE   :
VARIABLE INSURANCE COMPANY, PHOENIX LIFE
INSURANCE COMPANY, PINNACLE POINT   :
FUNDING LTD., PINNACLE POINT FUNDING CORP.,
PPL SERVICES CORPORATION MASTER TRUST,   :
PRINCIPAL LIFE INSURANCE COMPANY, PUTNAM
FIDUCIARY TRUST CO., PUTNAM STRUCTURED   :
PRODUCT CDO 2002-1 LTD., PUTNAM
STRUCTURED PRODUCT CDO 2003-1 LTD.,   :
RELIANCE STANDARD LIFE INSURANCE
COMPANY, RBS MORGANS LIMITED, RGA   :
REINSURANCE CO., ROYAL BANCSHARES OF

PENNSYLVANIA, SAFETY NATIONAL CASUALTY   :
CORPORATION, SBC MASTER PENSION TRUST,
SBSI, INC., SCOR REINSURANCE COMPANY,   :
SECURITY BENEFIT LIFE INSURANCE CO.,
SENTINEL MANAGEMENT GROUP INC.,   :
SHENANDOAH LIFE INSURANCE COMPANY,
SHIELD SECURITIES LIMITED, SHIN KONG LIFE   :
INSURANCE CO., LTD., SHINHAN BANK, SILVER
ELMS CDO PLC, SILVERMINE CAPITAL   :
MANAGEMENT, SMH CAPITAL ADVISORS,
SOCIETE GENERALE INVESTMENT CORPORATION, :
STANDARD LIFE INSURANCE COMPANY OF
INDIANA, STANTON ABS I P.L.C., STANTON CDO I   :
LTD., STARLING STRATEGIES LTD., STATE STREET
CUSTODIAL SERVICES (IRELAND) LIMITED,   :
STICHTING SHELL PENSIOENFONDS,
STRUCTURED CREDIT AMERICA LTD.,   :
STRUCTURED CREDIT OPPORTUNITIES FUND II,
LP, SUN LIFE ASSURANCE COMPANY OF CANADA, :
SUN LIFE FINANCIAL CANADA, SUSQUEHANNA
BANK, TAIWAN LIFE, TIERRA ALTA FUNDING I   :
LTD., TIERRA ALTA FUNDING I, CORP., UBS AG
LONDON BRANCH, UBS SECURITIES LLC,   :
UNICREDIT BANK AG, LONDON BRANCH, UNION
INVESTMENT INSTITUTIONAL GMBH,   :
VANDERBILT CAPITAL ADVISORS HOLDINGS,
LLC, WELLS FARGO BANK, NATIONAL   :
ASSOCIATION, WELLS FARGO SECURITIES, LLC,
WHITEHAWK CDO FUNDING 2004-1, LTD.,   :
WHITEHAWK CDO FUNDING, LLC, THE WINTER
GROUP, ZAIS INVESTMENT GRADE LIMITED II,   :
ZAIS INVESTMENT GRADE LIMITED V, ZAIS
INVESTMENT GRADE LIMITED VI, Individually and as
Representatives of all others similarly situated,

Noteholder Defendants.   :
_____x

TO THE HONORABLE JAMES M. PECK
UNITED STATES BANKRUPTCY JUDGE:

Lehman Brothers Special Financing Inc. ("LBSF" or "Plaintiff"), a debtor and

debtor in possession in the above-captioned jointly administered case of Lehman Brothers

Holdings Inc. ("LBHI") and its affiliated debtors in possession (collectively, the "Debtors," and

together with its non-debtor affiliates "Lehman"), by and through undersigned counsel, brings

this Complaint against certain indenture trustees (referred to collectively as the "Trustees") and

certain special-purpose entities more fully identified on Schedule 1 hereto (referred to

collectively as the "Issuers"), which is attached and fully incorporated herein, and a class of

noteholders and trust certificate holders who received distributions from the Trustees, including

the Noteholders more fully identified on the attached Schedule 2 (referred to collectively as the

"Noteholders") (the Trustees, Issuers and Noteholders are referred to collectively as

"Defendants"), and respectfully states:

PRELIMINARY STATEMENT

1.   Plaintiff LBSF files this adversary proceeding (i) to prevent unenforceable

ipso facto clauses from improperly modifying LBSF's right to priority of payment of more than

three billion dollars under certain transaction documents related to credit default swap

agreements based solely upon LBSF and its ultimate parent, LBHI, filing for bankruptcy; and (ii)

to recover funds that were improperly paid to the Noteholders.

2.   LBSF is party to numerous credit default swap agreements (the "Swap

Agreements") pursuant to which it purchased, inter alia, credit protection from the Issuers in

connection with 47 collateralized debt obligation transactions (the "SPVs"). LBHI is, usually,

LBSF's credit support provider and guarantor under the Swap Agreements. The transaction

documents for each of the SPVs provide that, upon any early termination of the Swap

Agreement, the Trustee is generally required to disburse termination payments owed to LBSF

under the Swap Agreements prior to disbursing interest and principal payments to the SPV's

Noteholders. The transaction documents also contain, however, clauses that modify LBSF's

foregoing senior payment priority, making such right junior to the payment rights of the

Noteholders (or eliminating LBSF's right to payment altogether) in instances where LBSF was

the "Defaulting Party" (as defined in the Swap Agreements) (the "Priority Modification

Provisions"). The Swap Agreements expressly include the filing of a bankruptcy petition by

LBSF (or LBHI) as an Event of Default under which LBSF becomes the "Defaulting Party."

3.   Therefore, as a direct result of LBSF and LBHI's bankruptcy filings in

2008, LBSF's right to payment priority ahead of the Noteholders was modified and, with respect

to each of the Defendant Issuers, the Defendant Trustee liquidated and distributed (in whole or in

part) to the Defendant Noteholders the SPV collateral that otherwise would have been due and

owing to LBSF. As a result, however, LBSF's loss of its senior payment priority position by

operation of the Priority Modification Provisions cost the bankruptcy estate and its creditors

more than three billion dollars. Accordingly, to restore LBSF's valuable rights and interests in

the Swap Agreements, the Court should grant the relief requested herein.

4.   In a prior adversary proceeding in this consolidated Chapter 11 case, the

Court held that substantially similar priority modification provisions were unenforceable *ipso

facto* clauses under Sections 365(e)(1) and 541(c)(1)(B) of the Bankruptcy Code and that any

attempt to enforce such provisions would violate the automatic stay triggered by LBSF's

bankruptcy filing:

> LBHI commenced a case that entitled LBSF, consistent with the
> statutory language, fairly read, to claim the protections of the *ipso
> facto* provisions of the Bankruptcy Code because its ultimate
> corporate parent and credit support provider at a time of

> extraordinary panic in the global markets, had filed a case under
> the Bankruptcy Code.
>
> The Court finds that the provisions in the Transaction Documents
> purporting to modify LBSF's right to priority distribution solely as
> a result of a chapter 11 filing constitute unenforceable *ipso facto*
> clauses. Moreover, any attempt to enforce such provisions would
> violate the automatic stay . . . . because it would deprive LBSF and
> its creditors of a valuable property interest.

Lehman Bros. Special Financing, Inc. v. BNY Corp. Trustee Svcs, Ltd., 422 B.R. 407, 420-21

(Bankr. S.D.N.Y 2010) (Peck, J.) ("<u>LBSF v. BNY</u>"). The Court further held that the priority

modification provisions do not fall within the limited "safe harbor" for *ipso facto* clauses in swap

agreements pursuant to Section 560 of the Bankruptcy Code because, among other reasons, the

safe harbor applies only to "the liquidation, termination or acceleration" of swap agreements or

the "offset or net out" of the parties' positions and does not apply to modifications of a debtor's

payment rights. *Id.* at 421.

5.   Thus, consistent with the Court's prior ruling, LBSF is entitled to a

declaration that the Priority Modification Provisions are unenforceable *ipso facto* clauses and the

purported application of those provisions by Defendant Trustees and subsequent distribution to

the Noteholders violated the automatic stay. Further, plaintiff is entitled to a judgment nullifying

all such actions taken in violation of the stay and restoring the parties to their positions

immediately prior to the stay violation.

6.   As a direct result of LBSF and LBHI's bankruptcy filings in 2008, each of

the Trustees declared an Event of Default under the transaction documents for each of the SPVs.

Shortly thereafter, each of the Trustees transferred its SPV's proceeds from the liquidation of

various collateral (upon which LBSF maintained a senior lien) to that Trustee's accounts to be

distributed to the SPV's respective Noteholders. Each of these transfers was designed to remove property from the reach of LBSF's creditors before LBSF filed for bankruptcy and thus before

LBSF's bankruptcy prevented subsequent distributions to Noteholders and/or the Noteholder

Class. Each such transfer constituted an actual fraudulent transfer of an interest of LBSF in

property that may be avoided under Section 548(a)(1)(A) of the Bankruptcy Code, recovered

under Section 550 of the Bankruptcy Code, and preserved for the benefit of the estate under

Section 551 of the Bankruptcy Code.

       7.   For purposes of alternative pleading, even if the Priority Modification

Provisions were enforceable in whole or in part, to the extent those provisions were effective

before the commencement of LBSF's bankruptcy case, the modification of LBSF's priority

interest constituted either (a) a preferential transfer of an interest of LBSF in property that may

be avoided under Section 547 of the Bankruptcy Code, recovered under Section 550 of the

Bankruptcy Code, and preserved for the benefit of the estate under Section 551 of the

Bankruptcy Code, or (b) a constructive fraudulent transfer of an interest of LBSF in property that

may be avoided under Section 548(a)(1)(B) of the Bankruptcy Code, recovered under Section

550 of the Bankruptcy Code, and preserved for the benefit of the estate under Section 551 of the

Bankruptcy Code. To the extent that the Priority Modification Provisions were effective **after**

the commencement of LBSF's bankruptcy case, the modification of LBSF's priority interest

constituted an unauthorized postpetition transfer of property of LBSF's estate that may be

avoided under Section 549 of the Bankruptcy Code, recovered under Section 550 of the

Bankruptcy Code, and preserved for the benefit of the estate under Section 551 of the

Bankruptcy Code.

       8.   Moreover, the purported modification of LBSF's interest and subsequent

distributions to the Noteholders wiped out Lehman's substantial "in-the-money" position under the Swap Agreements, resulting in an enormous (and unjustifiable) windfall to the Noteholders at

LBSF's expense. Accordingly, LBSF asserts claims of (i) unjust enrichment and (ii) money had

and received against the Noteholders to recover the improperly distributed amounts. LBSF also

asserts a claim of replevin to obtain the wrongfully withheld distributed amounts.

9.   Finally, in connection with one of the largest of the 47 SPV deals (the

"Pyxis Transaction"), Canadian Imperial Bank of Commerce ("CIBC") – the senior Noteholder –

entered into a separate agreement (the "Note Purchase Agreement") to advance funds to the

issuer to cover any shortfall in payments to LBSF under the relevant Swap Agreement (the

"Pyxis Swap Agreement"). This obligation is also set forth in the Pyxis Indenture. At the time

the Pyxis Swap Agreement was purportedly terminated, LBSF was massively "in the money"

and entitled to payment of over $1.3 billion, a significant portion of which CIBC would have

been required to pay pursuant to its obligations under the Note Purchase Agreement and the

Pyxis Indenture. In connection with the improper and unenforceable modification of LBSF's

priority payment rights, however, Defendant Bank of America National Association ("Bank of

America") – the indenture trustee on the Pyxis Transaction – improperly purported to terminate

the Note Purchase Agreement, and with it CIBC's obligation to cover the anticipated shortfall in

funds available to pay LBSF. Accordingly, LBSF is entitled to a declaration that the purported

termination of the Note Purchase Agreement was null and void and CIBC's obligations to pay

amounts due to LBSF under the Pyxis Swap Agreement remain in full force and effect.

10.   In addition, under the Pyxis transaction documents, the Pyxis Noteholders

are contractually obligated to hold, in trust, the Collateral distributed to them pursuant to the

Priority Modification Provisions and to return such improperly distributed proceeds to the Pyxis

Trustee for payment to the appropriate party – here, LBSF. The Pyxis Noteholders' failure to

12

return the improperly distributed proceeds is a breach of their obligations, which LBSF is

entitled to enforce as an express third-party beneficiary.

PARTIES

11.   Plaintiff LBSF is a Delaware corporation with its current principal

business address at 1271 Avenue of the Americas, 46th Floor, New York, New York 10020.

12.   Bank of America is a national banking association organized under the

laws of the United States with its principal place of business at 100 North Tryon Street,

Charlotte, North Carolina 28202. Bank of America is also the successor in interest to LaSalle

Bank National Association.

13.   The Bank of New York Mellon National Association is a national banking

association organized under the laws of the United States with its principal place of business at

One Wall Street, New York, New York 10286. The Bank of New York Mellon National

Association is also the successor in trust to JPMorgan Chase Bank.

14.   BNY Corporate Trustee Services Ltd. is a limited company organized

under the laws of the United Kingdom of Great Britain and Northern Ireland with its principal of

business at One Canada Square, London, E14 5AL.

15.   Citibank, N.A. is a national banking association organized under the laws

of the United States with its principal place of business at 388 Greenwich Street, 14th Floor,

New York, New York 10013.

16.   Deutsche Bank Trust Company Americas is a banking association

organized under the laws of the State of New York with its principal place of business at 60 Wall

Street, 27th Floor, New York, New York 10005.

17.   U.S. Bank National Association is a national banking association

organized under the laws of the United States with its principal place of business at 1 Federal St.,

3rd Floor, Main Station EX-MA-FED, Boston, Massachusetts 02110.

18.   U.S. Bank Trust National Association is a national banking association

organized under the laws of the United States with its principal place of business at 100 Wall

Street, New York, New York 10005.

19.   Wells Fargo Bank, National Association is a national banking association

organized under the laws of the United States with its principal place of business at 9062 Old

Annapolis Road, Columbia, Maryland 21045.

20.   The Issuer Defendants are named and identified on the attached Schedule

1 and may be served with process as set forth therein.

21.   Upon information and belief, the Noteholders identified on the attached

Schedule 2 are individuals or entities who received Distributions (as defined herein) from the

defendant Trustees. The Noteholders are sued both individually, and as representatives of a class

of all noteholders who received Distributions from the Trustees following LBSF's bankruptcy

filing (the "Noteholder Class").

JURISDICTION AND VENUE

22.   The Court has subject-matter jurisdiction over this proceeding under 28

U.S.C. §§ 157, 1334. This is a "core proceeding" under 28 U.S.C. § 157(b).

23.   Venue is proper under 28 U.S.C. §§ 157(a), 1408, and 1409.

24.   The statutory prerequisites for the relief requested herein are Sections

105(a), 362(a)(3), 365(e)(1), 541(c)(1), 547, 548(a)(1)(A), 548(a)(1)(B), 549(a), 550, and 551 of

the Bankruptcy Code, Section 2201 of Title 28 of the United States Code, Federal Rule of Civil

Procedure 57, and Rules 7001 and 9006 of the Federal Rules of Bankruptcy Procedure (the

"Bankruptcy Rules").

CLASS ACTION ALLEGATIONS

25.   The claims against the Noteholder Class are brought pursuant to Rule

23(a), 23(b)(1), and 23(b)(3) of the Federal Rules of Civil Procedure. The named Noteholders

are sued both individually and on behalf of all members of the Noteholder Class.

26.   The Noteholder Class consists of all noteholders who received

Distributions from the Trustees following LBHI's bankruptcy filing, including the representative

Noteholders identified on Schedule 2.

27.   The Noteholder Class is so numerous that joinder of all its members is

impracticable. Plaintiff is informed and believes that there are in excess of 90 members of the

Noteholder Class.

28.   Common questions of law and fact exist which predominate over any

questions affecting individual members of the Noteholder Class, including:

(a)   Whether the Priority Modification Provisions are unenforceable *ipso facto* clauses that violate Sections 365(e)(1) and 541(c)(1)(B) of the Bankruptcy Code;

(b)   Whether the Priority Modification Provisions violate the automatic stay under 11 U.S.C. § 362(a);

(c)   Whether the Collateral Transfers and any subsequent distributions to the Noteholders and the Noteholder Class, were designed to remove assets from the reach of LBSF's creditors and thereby hinder or delay LBSF's creditors' recovery of LBSF's interest in the Collateral or its proceeds in violation of Section 548(a)(1)(a) of the Bankruptcy Code;

(d)   Alternatively, whether the Priority Modification Provisions effected a preferential transfer of Plaintiff's property interest – its Senior Payment Priority – to or for the benefit of the Noteholder Class that is subject to avoidance pursuant to Section 547(b) of the Bankruptcy Code;

(e)   Alternatively, whether the Priority Modification Provisions effected a fraudulent transfer of Plaintiff's Senior Payment Priority to or for the

15

benefit of the Noteholder Class that is subject to avoidance pursuant to
Section 548(a)(1)(B) of the Bankruptcy Code;

(f)   Alternatively, whether the Priority Modification Provisions effected an
unauthorized postpetition transfer of property of Plaintiff's estate to or for
the benefit of the Noteholder Class that is subject to avoidance under
Section 549 of the Bankruptcy Code;

(g)   Whether the distributions unjustly enriched the Noteholder Class;

(h)   Whether the equitable remedy of money had and received requires the
Noteholder Class to return LBSF's rightful share of funds distributed to
the Noteholder Class ahead of LBSF pursuant to the Priority Modification
Provisions; and

(i)   Whether the Noteholder Class is wrongfully withholding distributions
subject to replevin by LBSF.

29.   The defenses of the named Noteholders are typical of the defenses of all
members of the Noteholder Class.

30.   The prosecution of separate actions by or against individual members of
the Noteholder Class would create a risk of:

(a)   inconsistent or varying adjudications with respect to individual members
of the Noteholder Class which would establish incompatible standards of
conduct; or

(b)   adjudications with respect to individual members of the Noteholder Class
which would, as a practical matter, be dispositive of the interests of other
members not parties to the adjudications or substantially impair or impede
their ability to protect their interests.

31.   A defendant class action is superior to the other available methods for the
fair and efficient adjudication of this controversy. The central issues raised in this Complaint
regarding whether (i) the Priority Modification Provisions are unenforceable *ipso facto* clauses
and (ii) application of the Priority Modification Provisions would violate the automatic stay have
already been resolved by the Court. The terms of the applicable contracts and the relevant
conduct of the Defendants are substantially similar with respect to each of the 47 SPVs.
Therefore, the class claims principally, if not exclusively, raise legal issues (including, in

16

particular, the application of the Court's prior ruling in *LBSF v. BNY*) rather than factual issues.

The named class representative Noteholders' interests are aligned with those of the absent class

members and they will fairly and adequately represent such absent class members. Defendants

thus have little, if any, legitimate interest in individually controlling their defenses in separate

actions. Moreover, because the Notes are tradable in the secondary market it would be difficult,

if not impossible, for LBSF to identify and sue all the present holders of the Notes individually.

Accordingly, in the absence of a defendant class, LBSF may be unable to obtain relief with

respect to all Noteholders. Finally, permitting LBSF to prosecute its claims against a defendant

class will not give rise to any significant administrative difficulties. In fact, it will be more

efficient and less burdensome on the Court to adjudicate LBSF's claims against the Noteholders

as a class rather than in numerous separate adversary proceedings.

BACKGROUND

32.   Lehman was formerly the fourth largest investment bank in the United

States. For more than 150 years, Lehman was a leader in the global financial markets by serving

the financial needs of corporations, governmental units, institutional clients, and individuals

worldwide. Lehman's headquarters in New York and regional headquarters in London and

Tokyo were complemented by a network of offices in North America, Europe, the Middle East,

Latin America, and the Asia Pacific region.

33.   Plaintiff's and LBHI's Chapter 11 cases have been consolidated for

procedural purposes only and are being jointly administered pursuant to Bankruptcy Rule

1015(b).

34.   Plaintiff and LBHI are authorized to operate their businesses and manage

their properties as debtors-in-possession pursuant to Sections 1107(a) and 1108 of the

Bankruptcy Code.

35.   On September 1, 2011, the Debtors filed the Third Amended Joint Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors (the "Plan").

36.   On December 6, 2011, the Bankruptcy Court signed an Order Confirming the Plan.

37.   On March 6, 2012, the Debtors filed the Notice of Effective Date and Distribution Date in Connection with the Plan.

38.   In connection with the SPVs, the Issuers issued series of notes or, in certain instances, trust certificates (collectively, the "Notes") pursuant to certain transaction documents specific to each series of notes (together with the corresponding Swap Agreements, the "Transaction Documents"), including trust or indenture documentation (the "Indentures"), in order to raise funds with which to acquire assets. The Trustees serve pursuant to the Transaction Documents.

39.   Upon the closing date of each of the SPVs, the Issuers acquired assets with the funds raised by the offerings of the Notes (the "Collateral").

40.   For each SPV, the respective Trustee set up certain accounts to, among other things, collect any proceeds from the Collateral to distribute to the persons entitled thereto (the "Payment Accounts") pursuant to the Transaction Documents.

41.   The Issuers and LBSF were parties to one or more Swap Agreements in connection with each SPV pursuant to which LBSF bought, inter alia, credit protection with respect to various debt obligations, including residential mortgage-backed obligations and corporate bonds (collectively, "Reference Obligations").

42.   This credit protection is extremely valuable to LBSF because the underlying Reference Obligations have dramatically decreased in value, providing LBSF with a

18

correspondingly significant increase in the value of its interest in the Swap Agreements. Were LBSF or a third party to go out into the market today and acquire the same protection provided in the Swap Agreements (in the unlikely event it is even available), the incremental additional cost, upon information and belief, would be in excess of $2 billion. LBSF's interest in the Swap Agreements, therefore, represents a substantial asset of the Debtors' estate.

43.   The Trustees, or an agent for one of the other Defendants, hold for the benefit of (among others) LBSF and the Noteholders the Collateral or proceeds from the Collateral that secures the Issuers' respective payment obligations both to LBSF and to the Noteholders. LBSF's and the Noteholders' recourse for payment of claims against the Issuers was limited to the Collateral and/or any other assets of the Issuers related to that particular series of Notes. LBSF's and the Noteholders' respective payment priorities for their claims against the Issuers were to be enforced and realized through the distribution of the Collateral or its proceeds.

44.   LBSF possessed a senior lien on the Collateral and its proceeds to secure the obligations due to it under the Transaction Documents.

45.   On September 15 and October 3, 2008, respectively, LBHI and Plaintiff filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). Under the Swap Agreements, the commencement of a case under the Bankruptcy Code by either LBSF or its Credit Support Provider, LBHI, constituted an Event of Default under the Swap Agreements with respect to LBSF.

46.   Under certain of the Transaction Documents, when LBSF has a claim against a particular Issuer under their respective Swap Agreement (because an early termination payment becomes due and the swap is "in-the-money" to LBSF), LBSF's claim has priority over the claims of other Noteholders. In other words, LBSF's claim has "Senior Payment Priority"

19

and the Noteholders' claims have "Junior Payment Priority." But upon (a) the occurrence of an

Event of Default under the Swap Agreements for which Plaintiff is deemed responsible

(including a bankruptcy filing), and (b) the resulting trigger of the Priority Modification

Provisions, Senior Payment Priority is transferred from LBSF to the Noteholders, leaving LBSF

with, at best, only Junior Payment Priority for its claim. In some instances, LBSF's right to its

termination payment is extinguished altogether. This purported "flip" of payment priorities

pursuant to the Priority Modification Provisions is referred to hereafter in this Complaint as the

"Payment Priority Exchange."

47.   The Priority Modification Provisions were triggered here *solely* as the

result of LBSF's or LBHI's bankruptcy filing.

48.   Moreover, effecting the Payment Priority Exchange pursuant to the

Priority Modification Provisions violates the automatic stay under Section 362(a)(3) of the

Bankruptcy Code because it involves an improper exercise of control over property of LBSF's

estate. As such, LBSF seeks a declaratory judgment that such provisions violate the automatic

stay.

49.   In addition, upon the occurrence of the Event of Default under the Swap

Agreements, the Collateral was liquidated and transferred to each of the Trustee's Payment

Accounts to be distributed to the Noteholders and/or the Noteholder Class (the "Collateral

Transfers").

50.   Each of these Collateral Transfers was made with the actual intent to

hinder or delay LBSF's creditors.

51.   Each Trustee knew or should have known that (i) Guarantor LBHI's

Chapter 11 filing caused the purported Event of Default; (ii) LBHI did not have any security

20

interest or other rights to the Collateral; and (iii) the bankruptcy of LBHI would inevitably lead

to the bankruptcy of other significant operating subsidiaries of LBHI, such as LBSF. The

Collateral Transfers and subsequent distributions to Noteholders and the Noteholder Class, to

which LBSF was entitled but for the purported Event of Default, were therefore designed to

remove those assets from the reach of LBSF's creditors and thereby hinder or delay LBSF's

creditors' recovery of LBSF's interest in the Collateral.

52.   Such intent can also be inferred from the badges of fraud surrounding each

Trustee's Collateral Transfers.

53.   First, there was a close relationship between the Trustees and LBSF.

Indeed, the Trustees were LBSF's fiduciary, maintaining complete control over the Collateral for

the benefit of, among others, LBSF.

54.   Second, each Collateral Transfer was questionable, hasty and not in the

ordinary course of business. The period during which the Collateral Transfers occurred was

characterized by disruptions in the financial markets, restrictions on the availability of credit,

massive liquidations of collateral, and unprecedented need for government intervention to

prevent a collapse of the worldwide banking system. During the three weeks between LBHI's

filing and that of LBSF, Defendants acted aggressively to protect their interests vis-à-vis both the

Debtors and other creditors of the Debtors, and such actions were in general designed to hinder

or delay other creditors of the Debtors from realizing on the Debtors' assets ahead of the

Defendants.

55.   The Collateral Transfers were also improper because, at the time of the

Event of Default, each Trustee knew or should have known that the Payment Priority Exchange triggered by the LBHI bankruptcy filing constituted an unenforceable *ipso facto* clause that

violated sections 365(e)(1) and 541(c)(1) of the Bankruptcy Code.

56.   Third, the Collateral Transfers occurred at a time when LBSF was

insolvent and/or undercapitalized.

57.   Fourth, LBSF received no consideration in exchange for the Collateral

Transfers and was deprived of substantial amounts of valuable property because the Swap

Agreements were "in the money."

58.   Because there was an Event of Default under the Transaction Documents,

the Trustee was acting as a fiduciary of LBSF and dominated and controlled LBSF's interest in

the Collateral and its proceeds. Accordingly, the Trustees' intent to accomplish the Collateral

Transfers and thereby hinder or delay other creditors of LBSF from recovering on LBSF's

interests in property which were the subject of the Collateral Transfers should be imputed to

LBSF.

59.   Under the Transaction Documents, the Trustees had control over the

Collateral and the power to direct the disposition of the proceeds of the Collateral. Because of

the Trustees' domination and control over LBSF's interest in the Collateral and Collateral's

proceeds, upon the Event of Default, the Trustees effectuated the Collateral Transfers (and

subsequent transfers of the Collateral's proceeds to Noteholders and/or the Noteholder Class)

without the Debtor's consent.

60.   Pursuant to the Transaction Documents, the Trustees exclusively

controlled the movement and subsequent disposition of the Collateral and Collateral's proceeds.

61.   The involuntary transfer of LBSF's interest in particular property – the

Collateral or its proceeds – to or for the benefit of the Trustees and/or the Noteholders, was

22

executed with the intent to hinder or delay LBSF's creditors. The Collateral Transfers caused

LBSF to part with interests in property – LBSF's right to payment priority and LBSF's senior

lien on the Collateral and its proceeds. LBSF's parting with those property interests constituted

an involuntary avoidable "transfer" under Section 101(54) of the Bankruptcy Code.

62. If the Payment Priority Exchange is not invalidated under the *ipso facto*

doctrine, as LBSF believes it should be, then the Priority Modification Provisions work as an

intercreditor agreement between LBSF and the Noteholders in connection with their respective

claims against the Issuers. If enforceable, the Priority Modification Provisions would obligate

LBSF, in contractually specified circumstances, to transfer its interest in particular property – the

right to Senior Payment Priority – to or for the benefit of the Noteholders, thereby enhancing the

Noteholders' ability to recover on their claims against the Issuers. The Payment Priority

Exchange would thus cause LBSF to part with a valuable property interest – its contractual right

to Senior Payment Priority – by giving it to or for the benefit of the Noteholders. LBSF's parting

with that interest would constitute an avoidable "transfer" under Section 101(54) of the

Bankruptcy Code.

63. If enforceable, the Priority Modification Provisions operate as a covenant

by LBSF that, upon the occurrence of specified events, LBSF will pledge some of its property to,

or for the benefit of the Noteholders, to further secure the Noteholders' claims against the Issuer.

Just as such a covenant would give the Noteholders a contractual right to obtain property from

LBSF through such a pledge, the Priority Modification Provisions, if enforceable, would give the

Noteholders a contractual right to obtain property from LBSF through the Payment Priority

Exchange. And just as LBSF would satisfy its contractual obligation to the Noteholders under

such a covenant by delivering property to, or for the benefit of, the Noteholders, through such a pledge if the Priority Modification Provisions are found to be enforceable, LBSF would, through

the Payment Priority Exchange, satisfy its contractual obligation to the Noteholders to give

Senior Payment Priority to, or for the benefit of, the Noteholders. Even if the Priority

Modification Provisions might be read to effectuate the Payment Priority Exchange

automatically rather than through some action by LBSF, this does not change the fact that the

Payment Priority Exchange constitutes a transfer of an interest of LBSF in property to, or for the

benefit of, the Noteholders that satisfies an existing contractual obligation of LBSF to the

Noteholders to make such transfer.

64.   Alternatively, if the Payment Priority Exchange is not effected pursuant to,

and in satisfaction of, an existing contractual obligation of LBSF, then any operation of the

Payment Priority Exchange would be a gratuitous transfer of a property interest by LBSF for

which LBSF received no value in exchange.

65.   If the Priority Modification Provisions are enforceable, then the Trustees

would be required to effectuate the Payment Priority Exchange in violation of the Bankruptcy

Code.

66.   Moreover, LBSF was heavily "in-the-money" on each of the Swap

Agreements at the time of bankruptcy. As a result, LBSF was entitled to a substantial amount of

the Collateral in the event of a distribution following a termination of the Swap Agreement. The

Trustees, however, seizing upon the Priority Modification Provisions and the Payment Priority

Exchange, declared LBSF a "defaulting party" and transferred all of the Collateral, including the

portion to which LBSF was entitled, to the Noteholders (the "Distributions"). The Distributions

effected a staggering windfall to the Noteholders.

67.   The Noteholders received or potentially will receive billions of dollars which, but for the invalid and unenforceable Priority Modification Provisions, were due to LBSF—funds of enormous value to the estate. The Noteholders were, thereby, enriched at the expense of LBSF. Additionally, the Noteholders are wrongfully withholding millions in Distributions which rightfully belong to LBSF.

68.   All conditions precedent to suit have been performed, have occurred, or have been waived.

ADDITIONAL ALLEGATIONS REGARDING THE PYXIS TRANSACTION

69.   LBSF entered into a Swap Agreement with Pyxis ABS SPV 2007-1 Ltd. ("Pyxis"), the Issuer in the Pyxis Transaction.

70.   Bank of America, as successor in interest to LaSalle Bank National Association, is the Trustee under the Pyxis Transaction.

71.   The Notes in the Pyxis Transaction (as in the other SPVs) were issued in classes, or "tranches," based upon their seniority or priority of payment. Pyxis invested the proceeds of the sale of the Notes in certain eligible investments that served as Collateral for payment on the Notes. However, the senior class of notes in the Pyxis Transaction – the Class A-1 Variable Funding Senior Secured Floating Rate Notes (the "Class A-1 Notes") – was initially unfunded. CIBC holds the Class A-1 Notes.

72.   In lieu of funding the Class A-1 Notes, CIBC entered into an agreement (the "Note Purchase Agreement") pursuant to which it committed, among other things, to advance funds to Pyxis as needed in order to meet its obligations to LBSF under the Swap Agreement. This obligation is also set forth in the Pyxis Indenture. As such, the greater the

obligations of Pyxis to LBSF under the Swap Agreement, the greater the obligations of CIBC under the Note Purchase Agreement.

73.   LBSF is an express third-party beneficiary of the Note Purchase Agreement.

74.   In addition, under the terms of the Pyxis Indenture, the Pyxis Noteholders are required to hold, in trust, any funds that are distributed to them instead of to a party with senior priority to such funds, *i.e.*, LBSF as the swap counterparty. The Pyxis Noteholders are further required to return such improperly distributed funds to the Trustee for payment to the appropriate party. LBSF is an express third-party beneficiary of the Pyxis Indenture.

75.   At the time of LBHI's bankruptcy filing, LBSF was massively "in-the-money" on the Swap Agreement with Pyxis and was entitled to recover an approximately $1.3 billion termination payment from Pyxis and/or CIBC upon termination of the Pyxis Swap Agreement.

76.   Shortly after LBHI filed for bankruptcy on September 15, 2008, Bank of America purported to terminate the Swap Agreement between LBSF and Pyxis and, at the direction of CIBC, accelerated the maturity of the Pyxis Notes and began to liquidate the Collateral held by Pyxis.

77.   Bank of America has liquidated a portion of the Pyxis Collateral, received proceeds from such liquidation, and has distributed approximately $386 million to the Pyxis Noteholders but nothing to LBSF due to the Priority Modification Provisions in the Pyxis Transaction Documents. Upon information and belief, Bank of America may liquidate the remaining Collateral and distribute it to the Pyxis Noteholders at any time.

78.   At the direction of CIBC, Bank of America also purported to terminate the Note Purchase Agreement and with it CIBC's obligation to cover any shortfall in payments to LBSF under the Swap Agreement with Pyxis.

79.   Upon information and belief, the proceeds from the liquidation of the remaining Pyxis Collateral will be insufficient to cover Pyxis's obligations to LBSF under the Pyxis Swap Agreement.

80.   Furthermore, the Pyxis Noteholders have received Distributions from Bank of America, but upon information and belief have not returned to Bank of America any of the Collateral distributed to them pursuant to the Priority Modification Provision, in breach of their contractual obligations under the Pyxis Indenture to return such funds to the Trustee for payment to LBSF.

COUNT I
Against All Defendants

(Declaratory Judgment -- Provisions Modifying Plaintiff's Payment Priority as a Result of the Bankruptcy Filings Are Unenforceable Ipso Facto Clauses)

81.   LBSF repeats, realleges, and incorporates by reference the allegations contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of action.

82.   At the time of the LBHI and LBSF bankruptcy filings, the parties' respective obligations under the Transaction Documents are continuing and the performance of obligations under the Swap Agreements and Transaction Documents remain outstanding.

83.   Accordingly, the Swap Agreements and Transaction Documents are executory contracts and subject to the protections of Sections 365(e) and 541(c)(1)(B) of the Bankruptcy Code.

84.   The Priority Modification Provisions that purport to effect the Payment

Priority Exchange as a result of LBHI's or LBSF's bankruptcy filing constitute unenforceable

ipso facto clauses that violate Sections 365(e)(1) and 541(c)(1) of the Bankruptcy Code.

85.   The Bankruptcy Code protects debtors from being penalized for filing a

Chapter 11 case, notwithstanding any contractual provisions or applicable law that would have

that effect. Section 365(e)(1) of the Bankruptcy Code provides that:

> [n]otwithstanding a provision in an executory contract . . .   an
> executory contract . . . of the debtor may not be terminated **or
> modified**, and any right or obligation under such contract or lease
> may not be terminated **or modified**, at any time after the
> commencement of the case solely because of a provision in such
> contract . . . that is conditioned on . . . the commencement of a case
> under this title . . . .

11 U.S.C. § 365(e)(1) (emphasis added).

86.   Similarly, Section 541(c)(1) recognizes that a debtor's interest in property:

> becomes property of the estate . . . notwithstanding any provision
> in an agreement, transfer instrument, or applicable nonbankruptcy
> law . . . that is conditioned on . . . the commencement of a case
> under this title . . . and that effects or gives an option to effect a
> forfeiture, modification, or termination of the debtor's interest in
> property.

11 U.S.C. § 541(c)(1).

87.   Because the Priority Modification Provisions (a) become operative after

the commencement of LBHI's or LBSF's bankruptcy case, (b) effect the Payment Priority

Exchange solely because of "the commencement of a case" under the Bankruptcy Code, and (c)

deprive LBSF of Senior Payment Priority, the provisions are unenforceable *ipso facto* clauses.

See 11 U.S.C. §§ 365(e)(1), 541(c)(1).

88.   The Court should declare that the Priority Modification Provisions and the

corresponding Payment Priority Exchange are unenforceable pursuant to Sections 365(e)(1) and

541(c)(1)(B) of the Bankruptcy Code.

89.   There is an actual controversy between the parties on this issue because

the Transaction Documents on their face require the Payment Priority Exchange in violation of

the Bankruptcy Code and Defendants have not agreed to waive or disregard such Payment

Priority Exchange.

90.   Accordingly, pursuant to 28 U.S.C. § 2201 and Bankruptcy Rule 7001,

LBSF requests that the Court enter a declaratory judgment that (a) the Priority Modification

Provisions are unenforceable *ipso facto* clauses pursuant to Sections 365(e)(1) and 541(c)(1)(B)

of the Bankruptcy Code, and that (b) LBSF is entitled to Senior Payment Priority.

COUNT II
Against All Defendants

(Declaratory Judgment – Provisions Modifying Plaintiff's Payment Priority as a Result of the
Bankruptcy Filings Violate the Automatic Stay)

91.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

92.   Section 362(a) of the Bankruptcy Code provides, in relevant part, that the

filing of a petition under Title 11 of the Bankruptcy Code "operates as a stay, applicable to all

entities, of -- . . . (3) any act to obtain possession of property of the estate or of property from the

estate or to exercise control over property of the estate . . .." 11 U.S.C. § 362(a)(3).

93.   At the time LBSF commenced its case under the Bankruptcy Code, its

right to Senior Payment Priority constituted a substantial asset of the estate. Any action to

29

exercise control over LBSF's Senior Payment Priority, including any action to effect the

Payment Priority Exchange, would be, therefore, subject to, and in violation of, the automatic

stay, provided under Section 362(a) of the Bankruptcy Code. *See* 11 U.S.C. § 362(a)(3).

94.   Further, the Payment Priority Exchange improperly seeks to take property

of LBSF because of its or LBHI's bankruptcy filing. Property of a debtor becomes property of

the estate, "notwithstanding any provision in an agreement . . . that is conditioned . . . on the

commencement of a case under this title . . . and that effects or gives an option to effect a

forfeiture, modification, or termination of the debtor's interest in property." 11 U.S.C. §

541(c)(1). Effecting the Payment Priority Exchange would modify LBSF's Senior Payment

Priority, and thus cause LBSF to forfeit an interest in property because of "the commencement of

a case under this title." This violates the automatic stay provided under Section 362(a).

95.   There is an actual controversy between the parties on this issue because

the Transaction Documents require the Payment Priority Exchange in violation of the

Bankruptcy Code and Defendants have not agreed to waive or disregard such Payment Priority

Exchange.

96.   Accordingly, pursuant to 28 U.S.C. § 2201 and Bankruptcy Rule 7001,

LBSF requests that this Court enter a declaratory judgment that all actions to enforce the

Payment Priority Exchange constitute willful violations of the automatic stay under Section

362(a)(3) of the Bankruptcy Code and are void *ab initio*.

ALTERNATIVE COUNT III
Against the Trustees, Noteholders, and Noteholder Class

(*Prepetition Payment Priority Exchange Constitutes*
Avoidable Transfer Under Section 547 of the Bankruptcy Code)

97.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

98.   Section 547(b) of the Bankruptcy Code provides that "any transfer of an

interest of the debtor in property" may be subject to avoidance as a preference if the transfer is

made: "(1) to or for the benefit of a creditor; (2) for or on account of an antecedent debt owed by

the debtor before such transfer was made; (3) . . . while the debtor was insolvent; (4) . . . on or

within 90 days before the date of the filing of the petition . . .; and (5) that enables such creditor

to receive more than such creditor would receive if – (A) the case were a case under Chapter 7 of

this title; (B) the transfer had not been made; and (C) such creditor received payment of such

debt to the extent provided for by the provisions of this title." 11 U.S.C. § 547(b).

99.   Pursuant to the Transaction Documents, the bankruptcy filing of LBHI on

September 15, 2008 – as Credit Support Provider to LBSF under the Swap Agreements –

constituted an Event of Default under the Swap Agreements with respect to LBSF.

100.   If the Payment Priority Exchange is found to be effective, it would cause

LBSF to transfer to or for the benefit of the Trustees, the Noteholders, and/or the members of the

Noteholder Class, an interest of LBSF in property–its right to Senior Payment Priority.

101.   To the extent that the Payment Priority Exchange may be found to (a)

have taken effect *before* LBSF's petition date, (b) be enforceable, and (c) have been effected pursuant to an existing contractual obligation of LBSF, it is avoidable as a preferential transfer

pursuant to Section 547 of the Bankruptcy Code.

102.   If the provisions that govern the Payment Priority Exchange are found to

be enforceable, they would effect a transfer of LBSF's right to Senior Payment Priority to or for

the benefit of the Trustees, the Noteholders, and/or the members of the Noteholder Class, who,

pursuant to their contractual rights, would, under those narrow circumstances, have been

creditors of LBSF.

103.   Under the circumstances described in this count, the transfer of LBSF's

right to Senior Payment Priority would be on account of an antecedent debt, consisting of

LBSF's contractual obligation, in specified circumstances, to transfer its right to Senior Payment

Priority to or for the benefit of the Trustees, the Noteholders, and/or the members of the

Noteholder Class.

104.   Under these circumstances, any transfer would have been made no earlier

than September 15, 2008 – within the 90 days preceding LBSF's bankruptcy filing – while LBSF

was insolvent.

105.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, it would allow the Trustees, the Noteholders,

and/or the members of the Noteholder Class, to receive more than they would have otherwise

received if the case were a case under Chapter 7 of this title and the transfer effected by the

Payment Priority Exchange had not been made.

106.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, it was a preferential transfer of LBSF's property

interest – its Senior Payment Priority – to or for the benefit of the Trustees, the Noteholders, and/or the members of the Noteholder Class, which LBSF may avoid pursuant to Section 547(b) of the Bankruptcy Code and which LBSF may recover from the Trustees, the Noteholders, and/or the members of the Noteholder Class, as the initial transferees of LBSF's said property interest, pursuant to Section 550(a)(1) of the Bankruptcy Code, and preserve for the benefit of its estate pursuant to Section 551 of the Bankruptcy Code.

107.   To the extent that each of the Trustees, the Noteholders, and/or the members of the Noteholder Class members received subsequent transfers of LBSF's Senior Payment Priority, each of the Trustees, the Noteholders, and/or the members of the Noteholder Class constitutes an immediate and/or mediate transferee of the initial transferees within the meaning of Section 550(a)(2) of the Bankruptcy Code.   To the extent that each of the Trustees, the Noteholders, and/or the members of the Noteholder Class received such subsequent transfers, none of the Trustees, the Noteholders, and/or the members of the Noteholder Class took its interest in the transferred property for value, in good faith, and without knowledge of the voidability of the transfer within the meaning of Section 550(b)(1) of the Bankruptcy Code.

108.   In this alternative Count, LBSF asserts its right to avoid the Payment Priority Exchange and to recover and preserve, for the benefit of its estate, the Senior Payment Priority from all initial transferees and from all immediate and/or mediate transferees of such initial transferees.

ALTERNATIVE COUNT IV
Against the Trustees, Noteholders, and Noteholder Class

(*Prepetition Payment Priority Exchange*
Constitutes Avoidable Transfer Under Section 548(a)(1)(B) of the Bankruptcy Code)

109.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

110.   Section 548(a)(1)(B) of the Bankruptcy Code provides that a transfer of a

debtor's interest in property, made within two years before the commencement of the Debtors'

bankruptcy case, may be avoided as constructively fraudulent if the debtor (a) "received less than

reasonably equivalent value in exchange for such transfer" and (b) (i) "was insolvent on the date

that such transfer was made . . . or became insolvent as a result of such transfer or obligation,"

(ii) "was engaged in business or a transaction, or was about to engage in business or a

transaction, for which any property remaining with the debtor was an unreasonable small

capital," or (iii) "intended to incur, or believed that the debtor would incur, debts that would be

beyond the debtor's ability to pay as such debts matured." 11 U.S.C. § 548(a)(1)(B)(i)-(ii).

111.   Pursuant to the Transaction Documents, the bankruptcy filing of LBHI on

September 15, 2008 – as Credit Support Provider to LBSF under the Swap Agreements –

constituted an Event of Default under the Swap Agreements with respect to LBSF.

112.   If the Payment Priority Exchange is found to be effective, it would cause

LBSF to transfer to or for the benefit of the Trustees, the Noteholders, and/or the members of the

Noteholder Class an interest of LBSF in property – its right to Senior Payment Priority.

113.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, it would effect a transfer of LBSF's right to

Senior Payment Priority to or for the benefit of the Trustees, the Noteholders, and/or the

members of the Noteholder Class.

114.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, and to the extent that the Payment Priority

Exchange is not found to have been effected pursuant to, and in satisfaction of, an existing

contractual obligation of LBSF, it would have been done gratuitously, and therefore, in exchange

for less than reasonably equivalent value.

115.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, the Payment Priority Exchange would have

occurred when LBSF was, or thereby became, insolvent, or left with unreasonably small capital,

or intending or believing that it would incur debts that would be beyond its ability to pay as such

debts matured.

116.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, the Payment Priority Exchange was a

constructive fraudulent transfer of LBSF's property interest – its Senior Payment Priority – to or

for the benefit of the Trustees, the Noteholders, and/or the members of the Noteholder Class,

which LBSF may avoid pursuant to Section 548(a)(1)(B) of the Bankruptcy Code and which

LBSF may recover from the Trustees, the Noteholders, and/or the members of the Noteholder

Class, as the initial transferees of LBSF's said property interest, pursuant to Section 550(a)(1) of

the Bankruptcy Code, and preserve for the benefit of its estate pursuant to Section 551 of the

Bankruptcy Code.

117.   To the extent that each of the Trustees, the Noteholders, and/or the

members of the Noteholder Class members received subsequent transfers of LBSF's Senior

Payment Priority, each of the Trustees, the Noteholders, and/or the members of the Noteholder

Class constitutes an immediate and/or mediate transferee of the initial transferees within the

meaning of Section 550(a)(2) of the Bankruptcy Code. To the extent that each of the Trustees,

the Noteholders, and/or the members of the Noteholder Class received such subsequent transfers,

none of the Trustees, the Noteholders, and/or the members of the Noteholder Class took its

interest in the transferred property for value, in good faith, and without knowledge of the

voidability of the transfer within the meaning of Section 550(b)(1) of the Bankruptcy Code.

118.   In this alternative Count, LBSF asserts its right to avoid the Payment

Priority Exchange and to recover and preserve, for the benefit of its estate, the Senior Payment

Priority from all initial transferees and from all immediate and/or mediate transferees of such

initial transferees.

ALTERNATIVE COUNT V
Against the Trustees, Noteholders, and Noteholder Class

(*Postpetition Payment Priority Exchange*
Constitutes Avoidable Transfer Under Section 549 of the Bankruptcy Code)

119.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

120.   Section 549(a) of the Bankruptcy Code provides that any transfer of

property of a debtor's estate that occurs (a) "after commencement of the case," and (b) without

authorization under the Bankruptcy Code or by the Court, may be avoided. 11 U.S.C. § 549(a).

121.   If the Payment Priority Exchange is found to be enforceable and to have

operated as described in this alternative Count, to the extent that the Payment Priority Exchange

was effected *after* the commencement of LBSF's bankruptcy case, it caused LBSF to transfer to or for the benefit of the Trustees, the Noteholders, and/or the members of the Noteholder Class, a property interest of LBSF's estate – its right to Senior Payment Priority.

122.   Any such transfer was not authorized under the Bankruptcy Code or by the Court. In the alternative, any purported right to such transfer would have to be asserted as a claim through the normal claims procedures.

123.   If the Payment Priority Exchange is found to be enforceable and to have operated as described in this alternative Count, the Payment Priority Exchange was an unauthorized postpetition transfer of property of LBSF's estate – its Senior Payment Priority – to or for the benefit of the Trustees, the Noteholders, and/or the members of the Noteholder Class, which LBSF may avoid pursuant to Section 549 of the Bankruptcy Code and which LBSF may recover from the Trustees, the Noteholders, and/or the members of the Noteholder Class, as the initial transferees of LBSF's said property interest, pursuant to Section 550(a)(1) of the Bankruptcy Code, and preserve for the benefit of its estate pursuant to Section 551 of the Bankruptcy Code.

124.   To the extent that each of the Trustees, the Noteholders, and/or the members of the Noteholder Class members received subsequent transfers of LBSF's Senior Payment Priority, each of the Trustees, the Noteholders, and/or the members of the Noteholder Class constitutes an immediate and/or mediate transferee of the initial transferees within the meaning of Section 550(a)(2) of the Bankruptcy Code. To the extent that each of the Trustees, the Noteholders, and/or the members of the Noteholder Class received such subsequent transfers, none of the Trustees, the Noteholders, and/or the members of the Noteholder Class took its interest in the transferred property for value, in good faith, and without knowledge of the voidability of the transfer within the meaning of Section 550(b)(1) of the Bankruptcy Code.

125.   In this alternative Count, LBSF asserts its right to avoid the Payment

Priority Exchange and to recover and preserve, for the benefit of its estate, the Senior Payment

Priority from all initial transferees and from all immediate and/or mediate transferees of such

initial transferees.

COUNT VI
Against the Noteholders and Noteholder Class

(*Unjust Enrichment*)

126.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

127.   At the time of LBSF's filing of its voluntary petition for bankruptcy

protection, LBSF was heavily "in-the-money" on the Swap Agreements. The Trustees'

determination to enforce the Priority Modification Provision, however, and distribute the

Collateral, wiped away LBSF's "in-the-money" position and funneled all the Collateral,

including LBSF's share, to the Noteholders. The Noteholders thereby received a staggering

windfall, including LBSF's entire share of the Collateral, without providing any compensation

whatsoever to LBSF.

128.   The Noteholders have been improperly and unjustly enriched, at LBSF's

expense, as a result of the Distribution. LBSF's entire interest in the Collateral, and the amount

it should have received in the event of a distribution, were transferred to the Noteholders. LBSF

received nothing in return. Equity and good conscience require that the Noteholders return the

portion of the Collateral that was due to LBSF.

COUNT VII
Against the Noteholders and Noteholder Class

(*Constructive Trust*)

129.   LBSF repeats, realleges, and incorporates by reference the allegations contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of action.

130.   The Trustees have a confidential and/or fiduciary relationship with LBSF with respect to LBSF's interest in the Collateral. In entering into the Swap Agreements and making payments thereunder, LBSF relied on the Trustees' implicit promise not to improperly transfer Collateral in which LBSF had an interest to other parties.

131.   As a result of the Distributions, the Noteholders have been improperly and unjustly enriched, at LBSF's expense.

132.   At the time of the Distributions, the Noteholders were on notice that LBHI had filed for Chapter 11 bankruptcy and that transactions relating to the estates of LBHI and its affiliated debtors were subject to the Bankruptcy Code. Accordingly, the Noteholders were not *bona fide* purchasers of proceeds received in the Distributions.

133.   Because of the unjust enrichment of the Noteholders, LBSF is entitled to the imposition of a constructive trust with respect to proceeds transferred to the Noteholders in the Distributions.

ALTERNATIVE COUNT VIII
Against the Noteholders and Noteholder Class

(*Money Had and Received*)

134.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

135.   LBSF was substantially "in-the-money" on the Swap Agreements. LBSF,

therefore, had an interest in the Collateral. As a result of the Distributions, the Noteholders

received funds that rightfully belonged to LBSF. Indeed, the Distributions resulted in an

enormous windfall to the Noteholders. LBSF received nothing in return. Equity and good

conscience dictate that the Noteholders not be permitted to retain the portion of the Collateral

that rightfully belongs to LBSF.

COUNT IX
Against Bank of America, National Association and Canadian Imperial Bank of Commerce

(Declaratory Judgment – Improper Termination of the Note Purchase Agreement)

136.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

137.   There is an actual controversy between the parties on this issue because

the purported termination of CIBC's obligations under the Note Purchase Agreement would

erode the value to LBSF's estate of the Swap Agreement between LBSF and Pyxis.

138.   Accordingly, pursuant to 28 U.S.C. § 2201 and Bankruptcy Rule 7001,

LBSF requests that this Court enter a declaratory judgment that the purported termination of the

Note Purchase Agreement was null and void and CIBC's obligations to pay amounts due to LBSF under the Pyxis Swap Agreement remain in full force and effect.

ALTERNATIVE COUNT X
Against the Pyxis Noteholders

(*Breach of Contract*)

139.   LBSF repeats, realleges, and incorporates by reference the allegations contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of action.

140.   LBSF is a secured party and an express third-party beneficiary under the Pyxis Indenture.

141.   In the alternative to LBSF's foregoing claim against the Pyxis Noteholders for unjust enrichment, pursuant to the Pyxis Indenture, the Pyxis Noteholders are contractually required to hold all amounts distributed to them post-petition in trust and to return to the Trustee amounts that were improperly distributed so they can be paid to the appropriate party.

142.   As a result of the Payment Priority Exchange, amounts due to LBSF post-petition under the Pyxis Indenture were improperly distributed to the Pyxis Noteholders.

143.   By failing to return the improper distributions, the Pyxis Noteholders have breached their obligations under the Indentures.

144.   LBSF has satisfied its obligations under the Pyxis Indenture and any conditions precedent to suit have been performed, have occurred, or have been waived.

145.   As a result of the Pyxis Noteholders' breach of the Indentures, LBSF is entitled to an award of damages in an amount to be determined at trial.

COUNT XI
Against the Trustees, Noteholders and Noteholder Class

(*Avoidance of the Transfers Made with the Actual Intent to Hinder or Delay LBSF's Creditors Under Section 548 (a)(1)(A) of the Bankruptcy Code*)

146.   LBSF repeats, realleges, and incorporates by reference the allegations contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of action.

147.   LBSF seeks entry of a judgment against the Trustees, and any subsequent transferee from the Trustee, including without limitation the Noteholders, avoiding the Collateral Transfers as transfers made with the actual intent to hinder or delay LBSF's creditors, pursuant to section 548(a)(1)(A) of the Bankruptcy Code.

148.   The Bankruptcy Code provides that a debtor in possession "may avoid any transfer of an interest of the debtor in property, or any obligation incurred by the debtor, that was made or incurred on or within two years before the date of the filing of the petition, if the debtor voluntarily or involuntarily – (A) made such transfer or incurred such obligation with actual intent to hinder, delay, or defraud any entity to which the debtor was or became, on or after the date that such transfer was made or such obligation was incurred, indebted." 11 U.S.C. § 548(a)(1)(A).

149.   Upon the closing date of each of the SPVs, LBSF possessed a senior lien on the Collateral and its proceeds to secure the obligations due to it under the Transaction Documents. The senior lien on the Collateral and its proceeds were "an interest of LBSF in property."

42

150.   Pursuant to the Transaction Documents, the bankruptcy filing of LBHI –

the Credit Support Provider to LBSF under the Swap Agreements – on September 15, 2008

constituted an Event of Default under the Swap Agreements with respect to LBSF.

151.   Shortly after the Event of Default, each Trustee effectuated the Collateral

Transfers.

152.   Each of these Collateral Transfers was made with an actual intent to

hinder or delay LBSF's creditors.

153.   Each Trustee knew or should have known that (i) the Guarantor LBHI's

Chapter 11 filing caused the purported Event of Default; (ii) LBHI did not have any security

interest or other rights to the Collateral; and (iii) the bankruptcy of LBHI would inevitably lead

to the bankruptcy of other significant operating subsidiaries of LBHI, such as LBSF.

154.   The Collateral Transfers and subsequent distributions to Noteholders and

the Noteholder Class, to which LBSF were entitled but for the purported Event of Default, were

therefore designed to remove those assets from the reach of LBSF's creditors and thereby hinder

or delay LBSF's creditors' recovery of LBSF's interest in the Collateral or their proceeds.

155.   Such intent can also be inferred from the badges of fraud surrounding each

Trustee's Collateral Transfers.

156.   First, there was a close relationship between the Trustees and LBSF.

Indeed, the Trustees were LBSF's fiduciaries, holding monies and/or property for the benefit of,

among others, LBSF.

157.   Second, each Collateral Transfer was questionable, hasty and not in the

ordinary course of business. The period of time during which the Collateral Transfers occurred

was characterized by disruptions in the financial markets, restrictions on the availability of credit, massive liquidations of collateral, and unprecedented need for government intervention to prevent a collapse of the worldwide banking system. During the three weeks between LBHI's filing and that of LBSF, Defendants acted aggressively to protect their interests vis-à-vis both the Debtors and other creditors of the Debtors, and such actions were in general designed to hinder or delay other creditors of the Debtors from realizing the Debtors' assets ahead of the Defendants.

158. The Collateral Transfers were also improper because, at the time of the Event of Default, each Trustee knew or should have known that the Payment Priority Exchange triggered by the LBHI bankruptcy filing constituted an unenforceable *ipso facto* clause that violated Sections 365(e)(1) and 541(c)(1) of the Bankruptcy Code.

159. Third, the Collateral Transfers occurred at a time when LBSF was insolvent and/or undercapitalized.

160. Finally, LBSF received no consideration in exchange for the Collateral Transfers and was deprived of substantial amounts of valuable property because the Swap Agreements were "in the money."

161. Because there was an Event of Default under the Transaction Documents, the Trustees were acting as fiduciaries of LBSF and dominated and controlled LBSF's interest in the Collateral and Collateral's proceeds. Accordingly, the Trustees' intent to accomplish the Collateral Transfers and thereby hinder and delay other creditors of LBSF from recovering on LBSF's interests in property which were the subject of the Collateral Transfers should be imputed to LBSF.

162. Under the Transaction Documents, the Trustees had control over the Collateral and the power to direct the disposition of the proceeds of the Collateral. Because of

the Trustees' domination and control over LBSF's interest in the Collateral and its proceeds,

upon the Event of Default, the Trustees were able to effectuate the Collateral Transfers (and

subsequent transfers of the Collateral's proceeds to Noteholders and/or the Noteholder Class)

without the Debtors' consent.

163.   Pursuant to the Transaction Documents, the Trustees exclusively

controlled the movement and subsequent disposition of the Collateral and its proceeds.

164.   The involuntary Collateral Transfers were fraudulent transfers of LBSF's

interest in property – its senior lien in the Collateral and its proceeds – to or for the benefit of the

Trustees and/or the Noteholders, which LBSF may avoid pursuant to Section 548(a)(1)(A) of the

Bankruptcy Code and which LBSF may recover from the Trustees, as the initial transferees of

LBSF's said property interest, pursuant to Section 550(a)(1) of the Bankruptcy Code, and

preserve for the benefit of its estate pursuant to Section 551 of the Bankruptcy Code.

165.   To the extent that each of the Trustees, the Noteholders, and/or the

members of the Noteholder Class received subsequent transfers of LBSF's Collateral or

Collateral's proceeds, each of the Trustees, the Noteholders, and/or the members of the

Noteholder Class constitutes an immediate and/or mediate transferee of the initial transferees

within the meaning of Section 550(a)(2) of the Bankruptcy Code. To the extent that each of the

Trustees, the Noteholders, and/or the members of the Noteholder Class received such subsequent

transfers, none of the Trustees, the Noteholders, and/or the members of the Noteholder Class

took its interest in the transferred property for value, in good faith, and without knowledge of the

voidability of the transfer within the meaning of Section 550(b)(1) of the Bankruptcy Code.

166.   LBSF asserts its right to avoid the Collateral Transfers and to recover and

preserve, for the benefit of its estate, the Collateral Transfers from all initial transferees and from

all immediate and/or mediate transferees of such initial transferees.

COUNT XII
Against the Noteholders and Noteholder Class

(*Replevin*)

167.   LBSF repeats, realleges, and incorporates by reference the allegations

contained in all preceding paragraphs of this Complaint as though fully set forth in this cause of

action.

168.   Pursuant to the terms of Transaction Documents, LBSF was granted a

senior lien on the Collateral and the proceeds thereof. LBSF held such a senior lien at the time

of the Collateral Transfers, since Payment Priority Exchange was unlawful and should be set

aside.

169.   The Trustee, Noteholders and/or Noteholder Class have a more junior lien

on the Collateral and the Collateral's subsequent proceeds.

170.   At the time of LBSF's filing of its voluntary petition for bankruptcy

protection, LBSF was heavily "in-the-money" on the Swap Agreements. The Trustees'

determination to enforce the Priority Modification Provision, however, and distribute the

Collateral's proceeds, divested LBSF of substantial value arising from its "in-the-money"

positions and funneled all the Collateral's proceeds, including LBSF's share, to the Noteholders

and/or Noteholder Class.

171.   LBSF possesses and still retains a senior lien and interest in the

Collateral's proceeds and has the right to immediate possession of the Collateral's proceeds.

172.   Upon information and belief, all of the Collateral's proceeds wrongfully

remain in the possession of the Trustees, Noteholders and/or Noteholder Class subject to LBSF's

valid and superior lien.

173.   As of the date of this Complaint, the Trustees, Noteholders and/or

Noteholder Class have failed to comply with LBSF's demand for immediate possession of the

Collateral's proceeds.

174.   Therefore, as the direct and proximate result of the foregoing, LBSF is

entitled to an Order of Replevin ordering the Trustees, Noteholders and/or Noteholder Class to

immediately tender the Collateral's proceeds to LBSF.

PRAYER FOR RELIEF

WHEREFORE, LBSF respectfully requests that the Court grant the following

relief:

A.   Certification of the Noteholder Class under Rule 23 of the Federal Rules
      of Civil Procedure;

B.   For declaratory judgment that the Payment Priority Exchange improperly
      modified LBSF's Senior Payment Priority as a result of a bankruptcy
      filing, and, as such, the Priority Modification Provisions constitute
      unenforceable *ipso facto* clauses that violate 11 U.S.C. §§ 365(e)(1) and
      541(c)(1) and LBSF is entitled to Senior Payment Priority;

C.   For preliminary declaratory relief and final declaratory judgment that any
      action to enforce the Payment Priority Exchange as a result of a

bankruptcy filing violates the automatic stay under 11 U.S.C. § 362(a) and

is void *ab initio*;

D.   Alternatively, for a judgment that the Payment Priority Exchange was a

preferential transfer to or for the benefit of the Trustees, the Noteholders,

and/or the members of the Noteholder Class that is avoidable pursuant to

Section 547 of the Bankruptcy Code, and pursuant to Sections 550 and

551 of the Bankruptcy Code, LBSF is entitled to recover and preserve

Senior Payment Priority for the benefit of its estate;

E.   In the further alternative, for a judgment that the Payment Priority

Exchange was a constructive fraudulent transfer to or for the benefit of the

Trustees, the Noteholders, and/or the members of the Noteholder Class

that is avoidable pursuant to Section 548(a)(1)(B) of the Bankruptcy Code,

and pursuant to Sections 550 and 551 of the Bankruptcy Code, LBSF is

entitled to recover and preserve Senior Payment Priority for the benefit of

its estate;

F.   In the further alternative, for a judgment that the Payment Priority

Exchange was an unauthorized postpetition transfer to or for the benefit of

the Trustees, the Noteholders, and/or the members of the Noteholder Class

that is avoidable pursuant to Section 549(a) of the Bankruptcy Code, and

pursuant to Sections 550 and 551 of the Bankruptcy Code, LBSF is

entitled to recover and preserve Senior Payment Priority for the benefit of

its estate;

G.   For a judgment against the Noteholders and Noteholder Class for LBSF's

        interest in Collateral that was improperly conveyed to the Noteholders

        through the Distributions;

H.   For damages against the Noteholders in an amount to be determined at

        trial;

I.   For declaratory judgment against Bank of America and CIBC that the

        purported termination of the Note Purchase Agreement was null and void

        and CIBC's obligations to pay amounts due to LBSF under the Pyxis

        Swap Agreement remain in full force and effect;

J.   For an order imposing a constructive trust on proceeds received by the

        Noteholders in the Distributions;

K.   For additional damages against the Pyxis Noteholders alternatively for

        breach of contract;

L.   For a judgment that the Collateral Transfers were fraudulent transfers to or

        for the benefit of the Trustees that are avoidable pursuant to Section

        548(a)(1)(A) of the Bankruptcy Code, and pursuant to Sections 550 and

        551 of the Bankruptcy Code, LBSF is entitled to recover and preserve the

        funds from the Collateral Transfers for the benefit of its estate;

M.   For a judgment of Replevin; and

N.   Any such other and further relief as the Court deems just and proper,

including costs and attorneys' fees.

                                Respectfully submitted,

                                By: /s/William A. Maher
                                       William A. Maher
                                       Paul R. DeFilippo
                                       WOLLMUTH MAHER & DEUTSCH LLP
                                       500 Fifth Avenue
                                       New York, New York 10110
                                       Telephone: (212) 382-3300
                                       Facsimile: (212) 382-0050

                                       Proposed Special Counsel for the
                                       Debtors and Debtors In Possession

Dated: New York, New York
          June 29, 2012

SCHEDULE 1

ISSUER DEFENDANTS

	ISSUER DEFENDANT	ADDRESS
1.	801 Grand CDO SPC, f/a/o the Series 2006-1, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
2.	801 Grand CDO Series 2006-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
3.	801 Grand CDO SPC, f/a/o the Series 2006-2, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
4.	801 Grand CDO Series 2006-2 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
5.	ALTA CDO SPC, f/a/o the Series 2007-1 Segregated Portfolio, as Issuer	c/o Maples Corporate Services Limited PO Box 309 Ugland House, Georgetown, Grand Cayman, Cayman Islands
6.	ALTA CDO LLC, for Series 2007-1, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
7.	ALTA CDO SPC, f/a/o the Series 2007-2 Segregated Portfolio, as Issuer	C/O Maples Corporate Services Limited PO Box 309 Ugland House, Georgetown, Grand Cayman, Cayman Islands
8.	ALTA CDO LLC, for Series 2007-2, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, DE 19711
9.	Barton Springs CDO SPC, f/a/o the Series 2005-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
10.	Barton Springs CDO Series 2005-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
11.	Barton Springs CDO SPC, f/a/o the Series 2005-2 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
12.	Barton Springs CDO Series 2005-2 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
13.	Blue Point CDO SPC, f/a/o the Series 2005-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
14.	Blue Point CDO Series 2005-1 LLC, as Co-issuer	c/o Donald J. Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711
15.	Blue Point CDO SPC, f/a/o the Series 2005-2 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands

	ISSUER DEFENDANT	ADDRESS
16.	Blue Point CDO Series 2005-2 LLC, as Co-issuer	c/o Donald J. Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711
17.	Cherry Hill CDO SPC, f/a/o the Series 2007-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
18.	Cherry Hill CDO LLC for Series 2007-1, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
19.	Cherry Hill CDO SPC, f/a/o the Series 2007-2 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
20.	Cherry Hill CDO LLC for Series 2007-2, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
21.	Copper Creek CDO SPC, f/a/o Series 2007-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
22.	Copper Creek CDO LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
23.	Crown City CDO 2005-1 Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
24.	Crown City CDO 2005-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark Delaware 19711
25.	Crown City CDO 2005-2 Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
26.	Crown City CDO 2005-2 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
27.	Freedom Park CDO Series 2005-1 Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
28.	Freedom Park CDO Series 2005-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
29.	Fullerton Drive CDO Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
30.	Fullerton Drive CDO LLC, as Co-issuer	c/o National Registered Agents, Inc., 160 Green Tree Drive, Suite 101, Dover, Delaware 19904
31.	Greystone CDO SPC, f/a/o the Series 2006-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
32.	Greystone CDO Series 2006-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711

2

	ISSUER DEFENDANT	ADDRESS
33.	Greystone CDO SPC, f/a/o the Series 2006-2 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
34.	Greystone CDO Series 2006-2 LLC, as Co-issuer	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
35.	Jefferson Valley CDO SPC, f/a/o the Series 2006-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
36.	Jefferson Valley CDO Series 2006-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
37.	Kings River Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
38.	Kings River LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
39.	Lakeview CDO SPC, f/a/o the Series 2007-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
40.	Lakeview CDO LLC Series 2007-1, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
41.	Lakeview CDO SPC, f/a/o the Series 2007-2 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
42.	Lakeview CDO LLC, f/a/o the Series 2007-2 Segregated Portfolio, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
43.	Lakeview CDO SPC, f/a/o the Series 2007-3 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
44.	Lakeview CDO LLC, f/a/o the Series 2007-3 Segregated Portfolio, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
45.	Pantera Vive CDO SPC, f/a/o the Series 2007-1, as Issuer	Portfolio, c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
46.	Pantera Vive CDO LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711

3

	ISSUER DEFENDANT	ADDRESS
47.	Pebble Creek LCDO 2007-2, Ltd., as Issuer	c/o Deutsche Bank (Cayman) Ltd., P.O. Box 1984, Boundary Hall, Cricket Square, 171 Elgin Avenue, George Town, Grand Cayman, Cayman Islands
48.	Pebble Creek LCDO 2007-2, LLC, as Co-issuer	Deutsche International Corporate Services (Delaware), 1011 Centre Rd., Suite 200, Wilmington, Delaware 19805
49.	Penn's Landing CDO SPC, f/a/o the Series 2007-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
50.	Penn's Landing CDO LLC, as Co-issuer	c/o Puglisi & Associations, 850 Library Avenue, Suite 204, Newark, Delaware 19711
51.	Phoenix 2002-1 Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
52.	Phoenix 2002-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
53.	Phoenix 2002-2 Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
54.	Pyxis ABS CDO 2007-1 Ltd., as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
55.	Pyxis ABS CDO 2007-1 LLC, as Co-issuer	c/o Donald J. Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711
56.	Quartz Finance PLC, as Issuer	West Block Building, International Financial Services Centre, Dublin 1, Ireland
57.	RAACLC Trust, Series 2003-A	c/o Deutsche Bank Trust Company, Americas Trust & Securities Services, attn: Jim Della Sala, 60 Wall Street, 27th Floor, New York, NY 10005
58.	Restructured Asset Certificates with Enhanced Returns, Series 2005-21-C Trust	c/o U.S. Bank National Association, 1 Federal St., 3rd Floor, Main Station EX-MA-FED, Boston, MA 02110
59.	Restructured Asset Certificates with Enhanced Returns, Series 2006-1-C Trust	c/o U.S. Bank National Association, 1 Federal St., 3rd Floor, Main Station EX-MA-FED, Boston, MA 02110

	ISSUER DEFENDANT	ADDRESS
60.	Restructured Asset Certificates with Enhanced Returns, Series 2007-4-C Trust	c/o U.S. Bank National Association, 1 Federal St., 3rd Floor, Main Station EX-MA-FED, Boston, MA 02110
61.	Ruby Finance PLC, f/a/o the Series 2005-1, Class A2-A9, as Issuer	West Block Building, International Financial Services Center, Dublin 1, Ireland
62.	Ruby Finance PLC, f/a/o the Series 2006-4, as Issuer	West Block Building, International Financial Services Center, Dublin 1, Ireland
63.	Ruby Finance PLC, f/a/o the Series 2007-1, as Issuer	West Block Building, International Financial Services Center, Dublin 1, Ireland
64.	Securitized Product of Restructured Collateral Limited SPC, f/a/o the Series 2007-1 Federation A-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
65.	Securitized Product of Restructured Collateral Limited SPC, f/a/o the Series 2007-1 Federation A-2 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
66.	Solar V CDO SPC, f/a/o the Series 2007-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
67.	Solar V CDO LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
68.	Stowe CDO SPC, f/a/o the Series 2006-1 Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
69.	Stowe CDO Series 2006-1 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
70.	Sunset Park CDO Limited SPC, f/a/o the Series 2005-5 Segregated Portfolio, as Issuer	Sunset Park CDO Ltd. SPC, c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
71.	Sunset Park CDO Series 2005-5 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711

	ISSUER DEFENDANT	ADDRESS
72.	Sunset Park CDO Series 2005-6 Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
73.	Sunset Park CDO Series 2005-6 LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
74.	Securitized Product of Restructured Collateral Limited SPC, f/a/o the Series 2007-1 TABXSPOKE (07-1 40-100) Segregated Portfolio, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
75.	Series 2007-1 TABXSPOKE (07-1 40-100) LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
76.	Tavares Square CDO Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
77.	Tavares Square CDO LLC, as Co-issuer	c/o National Registered Agents, Inc. 160 Green Tree Drive, Suite 101, Dover, Delaware 19904
78.	Taylor Creek Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
79.	Taylor Creek LLC, as Co-issuer	c/o Donald J. Puglisi, 850 Library Avenue, Suite 204, Newark, Delaware 19711
80.	Vox Place CDO Limited, as Issuer	c/o Maples Finance Limited, P.O. Box 1093 GT, Queensgate House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands
81.	Vox Place CDO LLC, as Co-issuer	c/o National Registered Agents, Inc. 160 Green Tree Drive, Suite 101, Dover, Delaware 19904

SCHEDULE 2

NOTEHOLDER DEFENDANTS

	NOTEHOLDER DEFENDANTS	ADDRESS
1.	American Family Life Assurance Company of Columbus	AFLAC US AFLAC Incorporated 1932 Wynnton Rd. Columbus, Georgia 31999-0001 Anthony W. Clark, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square P.O. Box 636 Wilmington, Delaware 19899-0636
2.	Ameritas Life Ins. Corp.	Ameritas Life Ins. Corp. 5900 O. Street Lincoln, Nebraska 68506 Daniel S. Shick, Esq. Vice President, Associate General Counsel Ameritas 1876 Waycross Rd. Cincinnati, Ohio 45240
3.	ANZ Investment Bank	ANZ Investment Bank 833 Collins Street ANZ Centre, Level 9 Docklands, Melbourne, VIC 3008 Australia
4.	ANZ Nominees Limited	ANZ Nominees Limited Level 6 100 Queen Street, Melbourne, VIC Australia 3000 Adrian Kennedy, Esq. Corporate Lawyer Dispute Resolution Group Australia and New Zealand Banking Group Limited Level 9A, 833 Collins Street Docklands, VIC Australia 3008
5.	Atlantic Central Bankers Bank	Atlantic Central Bankers Bank 1400 Market Street Camp Hill, PA 17011-4831

	NOTEHOLDER DEFENDANTS	ADDRESS
6.	Atlas Specialty Insurance Limited (f/k/a AXIS Specialty Ltd. PIMCO Hedge)	Atlas Specialty Insurance Limited Claredon House 2 Church Street Hamilton HM 11 Bermuda
7.	AXIS Specialty LTD PIMCO Hedge	AXIS Specialty LTD PIMCO Hedge Claredon House 2 Church Street Hamilton HM 11 Bermuda
8.	Banco Credito del Peru	Banco Credito del Peru c/o Sherman and Sterling LLP 599 Lexigton Ave. New York, New York 10522 Attn: Andrew V. Tenzer, Esq.
9.	Bank of China	Bank of China 410 Madison Avenue New York, New York 10017 John Kibler, Esq. Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020
10.	Bank SinoPac (f/k/a International Bank of Taipei)	International Bank of Taipei 26 Nan King East Road Section 3 Taipei City, 10411 Taiwan, R.O.C. Bernard J. Cooney, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020

	NOTEHOLDER DEFENDANTS	ADDRESS
11.	The Bank of Fukuoka, Ltd.	One Liberty Plaza 165 Broadway, 47th Fl. New York, New York 10006 Postal Code 810-0001 2-13-1 Tenkin Chuo-Ku Fukuoka-Shi, Fukuoka 810-001 Japan Joshua Dorchak, Esq. Bingham McCutchen LLP 399 Park Avenue New York, NY 10022
12.	Barclays Bank PLC	Barclays Bank PLC c/o Robinson B. Lacy, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004
13.	Barclays Capital, Inc.	Barclays Capital, Inc. 745 Seventh Ave New York, New York, 10019 Robinson B. Lacy, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004
14.	Basis Capital Pty Limited	Basis Capital Pty Limited Level 13, Regus Macquarie House 167 Macquarie Street Sydney, NSW 2000 Australia
15.	Beneficial Financial Group	Beneficial Financial Group 150 Social Hall Avenue Salt Lake City, Utah 84136
16.	Big Horn CDO 2007-1-Collateral	Big Horn Structured Funding CDO 2007-1 MaplesFS Limited P.O. Box 1093 Queensgate House 113 South Church Street Cayman Islands KY1-1002

	NOTEHOLDER DEFENDANTS	ADDRESS
17.	Blue Cross Blue Shield of Michigan Foundation	Blue Cross Blue Shield of Michigan Foundation 600 Lafayette East Suite 1929 Detroit, Michigan 48226
18.	Blue Heron Funding II, Inc.	Blue Heron Funding II, Inc. c/o United Corporate Services, Inc. 874 Walker Road, Suite C Dover, Delaware 19904 Steven J. Fink, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019
19.	Blue Heron Funding IX, Inc.	Blue Heron Funding IX, Inc. c/o United Corporate Services, Inc. 874 Walker Road, Suite C Dover, Delaware 19904 Steven J. Fink, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019
20.	Blue Heron Funding V, Inc.	Blue Heron Funding V, Inc. c/o United Corporate Services, Inc. 874 Walker Road, Suite C Dover, Delaware 19904 Steven J. Fink, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019
21.	Blue Heron Funding VI, Inc.	Blue Heron Funding VI, Inc. c/o United Corporate Services, Inc. 874 Walker Road, Suite C Dover, Delaware 19904 Steven J. Fink, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019

	NOTEHOLDER DEFENDANTS	ADDRESS
22.	Blue Heron Funding VII, Inc.	Blue Heron Funding VII, Inc. c/o United Corporate Services, Inc. 874 Walker Road, Suite C Dover, Delaware 19904 Steven J. Fink, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019
23.	Broderick CDO 3, Ltd.	Broderick CDO 3, Ltd. Walker House 87 Mary Street George Town, Grand Cayman Cayman Islands KY1-9002
24.	Bonnie Burman	Bonnie Burman 24086 Derrwood Drive Akron, Ohio 44333 Kate M. Bradley, Esq. Brouse McDowell 388 South Main Street, Suite 500 Akron, Ohio 44311-4407
25.	Terry Burman	Terry Burman 24086 Derrwood Drive Akron, Ohio 44333 Kate M. Bradley, Esq. Brouse McDowell 388 South Main Street, Suite 500 Akron, Ohio 44311-4407
26.	Canadian Imperial Bank of Commerce	Canadian Imperial Bank of Commerce c/o Brian Trust, Esq. Mayer Brown LLP 1675 Broadway New York, New York 10019

	NOTEHOLDER DEFENDANTS	ADDRESS
27.	Cannington Funding, Ltd.	Cannington Funding, Ltd. 281 Tresser Blvd. Two Stamford Plaza, Suite 1102 Stamford, Connecticut 06901 Daniel N. Jocelyn, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173
28.	Cheyne CLO Investments I Ltd.	Cheyne CLO Investments I Limited 5 Harbourmaster Place International Financial Services Centre Dublin 1, Ireland Jeffrey Bronheim, Esq. Stomoway House 13 Cleveland Row London, UK SW1A 1DH
29.	Citigroup Global Markets, Inc.	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Elizabeth Hammerman, Esq. William Clareman, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019
30.	Citicorp Nominees Pty Ltd.	Citicorp Nominees Pty Limited GPO Box 764G Melbourne, VIC Australia 300
31.	City of Philadelphia PERS	City of Philadelphia PERS c/o Chris McDonough 2 Penn Center Plaza, 16th Floor Philadelphia, Pennsylvania 19102 Benjamin J. Hinerfeld, Esq. Deputy City Solicitor Pension & Investment Unit City of Philadelphia Law Department 1515 Arch Street, 17th Floor Philadelphia, Pennsylvania 19102

	NOTEHOLDER DEFENDANTS	ADDRESS
32.	City of Somerville Retirement System	City of Somerville Retirement System c/o Mary Phinney City Hall Annex 50 Evergreen Ave. Somerville, Massachussetts 02145
33.	Class V Funding III, Corp.	Class V Funding III, Corp. c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801
34.	Class V Funding III, Ltd.	Class V Funding III, Ltd. c/o MaplesFS Limited P.O. Box 1093 Queensgate House, 113 South Church Street, Cayman Islands KY1-1102
35.	Clearstream Banking S.A.	Clearstream Banking SA 42 Avenue JF Kennedy L-1855 Luxembourg Luxembourg
36.	Continental Life Insurance Company of Brentwood Tennessee	Continental Life Insurance Company of Brentwood, Tennessee 101 Continental Place Brentwood, Tennessee 37027

David B. Zoffer, Esq. 6620 West Broad Street, Building 2 Richmond, Virginia 23230 |
| 37. | Cooperatieve Centrale Raiffeisen-Boerenleenbak, B.A. | Cooperatieve Centrale Raiffeisen-Boerenleenbak, B.A. 10 Exchange Place, 16th Floor Jersey City, New Jersey 07302; and

Cooperatieve Centrale Raiffeisen-Boerenleenbak, B.A. 245 Park Avenue New York, New York 10167-3700

Robert Guttmann, Esq. Zeichner Ellman & Krause LLP 575 Lexington Avenue New York, New York 10022 |

7

	NOTEHOLDER DEFENDANTS	ADDRESS
38.	Country Life Insurance Company	Country Life Insurance Company 1701 N. Towanda Avenue Bloomington, Illinois 61701-2057 Attn: Kurt F. Bock
39.	Credit Agricole Corporate and Investment Bank (f/k/a Calyon New York)	Credit Agricole Corporate and Investment Bank c/o Andrew Brozman, Esq. Clifford Chance US LLP 31 W. 52nd Street New York, New York 10019
40.	Cutwater Asset Management (f/k/a MBIA Capital Management)	Cutwater Asset Management (f/k/a MBIA Capital Management) 113 King Street Armonk, New York, 10504
41.	The Daegu Bank, Ltd.	The Daegu Bank, Ltd. 118 Su-sung-dong 2 ga Su-sung-gu, Daegu, South Korea
42.	Depping 1999 Investment Limited Partnership	Depping 1999 Investment Limited 3 Fixed Margin Attn: Thomas Depping 5602 Rapidbrook Kingwood, Texas 77345-1922 Hollace Topol Cohen, Esq. Troutman & Sanders LLP 405 Lexington Avenue New York, New York 10174
43.	Deutsche Apotheker-und Arztebank	Deutsche Apotheker-und Arztebank Richard-Oskar-Mattern-Straße 6 40547 Düsseldorf, Germany
44.	Deutsche Bank AG, London Branch	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street EC2N 2DB London Great Britain
45.	Diadem City CDO Limited	Diadem City CDO Limited Walkers SPV Limited Walker House P.O. Box 908 GT, George Town Grand Cayman

	NOTEHOLDER DEFENDANTS	ADDRESS
46.	The Dispatch Printing Company	The Dispatch Printing Company 34 S. 3rd Street Columbus, Ohio 43215 Steven W. Tigges, Esq. 3500 Huntington Center 41 South High Street Columbus, Ohio 43215
47.	Diversey Harbor ABS CDO, Inc.	Diversey Harbor ABS CDO, Inc. Corporation Service Company 2711 Centerville Road Suite 400 Wilmington, Delaware 19808 U.S. Bank, National Association as Indenture Trustee c/o Franklin H. Top, III Chapman & Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
48.	Diversey Harbor ABS CDO, Ltd.	Diversey Harbor ABS CDO, Ltd. Walkers SPV Limited Walker House 87 Mary Street Grand Cayman, Cayman Islands KY1-9001 U.S. Bank, National Association as Indenture Trustee c/o Franklin H. Top, III Chapman & Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
49.	Eastern Metropolitan Regional Council	Eastern Metropolitan Regional Council Attn: Peter B. Schneider 1st Floor, Ascot Place 226 Great Eastern Hwy Belmont, WA 6104 Australia

9

	NOTEHOLDER DEFENDANTS	ADDRESS
50.	Edison International	Edison International P.O. Box 976 Rosmead, CA 91770 c/o Vivki Kaiser P.O. Box 800 2244 Walnut Grove Ave. Rosemead, CA 91770
51.	Elliott International, L.P.	Elliott International, L.P. c/o Maples Corporate Services Limited P.O. Box 309 Ugland House, South Church Street KY1-1104 Cayman Islands
52.	Ensign Peak Advisors	Ensign Peak Advisors Inc. 50 E. North Temple 2WW Salt Lake City, Utah 84150 Justin W. Starr, Esq. Kirton & McConkie 1800 Eagle Gate Tower 60 East South Temple P.O. Box 45120 Salt Lake City, Utah 84145
53.	Euroamerica Seguros De Vida SA	Euroamerica Seguros De Vida S.A. Av. Apoquindo 3885 Piso 19 Las Condes Santiago Chile
54.	Euroclear Bank SA/NV	Euroclear Bank SA/NV Boulevard du Roi Albert II 1 1210 Bruxelles Belgium
55.	Faxtor HG 2007-1 CDO	Faxtor HG 2007-1 CDO Deutsche Bank (Cayman) Limited P.O. Box 1984, Boundary Hall George Town, Grand Cayman KY1–1109 Cayman Islands Christopher M. Desiderio, Esq. Nixon Peabody LLP 437 Madison Avenue New York, New York 10022

	NOTEHOLDER DEFENDANTS	ADDRESS
56.	Far Glory Life Insurance Co., Ltd.	Far Glory Life Insurance Co., Ltd. 200 Keelung Road, 18F, Sec 1 Taipei 11042 Taiwan
57.	First Trust Strategic High Income I	First Trust Strategic High Income I 120 E. Liberty Dr. Wheaton, Illinois 60187 Jeffrey G. Close, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
58.	First Trust Strategic High Income II	First Trust Strategic High Income II 120 E. Liberty Dr. Wheaton, Illinois 60187 Jeffrey G. Close, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
59.	First Trust Strategic High Income III	First Trust Strategic High Income III 120 E. Liberty Dr. Wheaton, Illinois 60187 Jeffrey G. Close, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
60.	Forward Funds	Forward Funds c/o CT Corporation 1801 West Bay Drive Northwest, Suite 206 Olympia, Washington 98501 Christine Stansbery VP – Compliance Forward Management, LLC 101 California Street, Suite 1600 San Francisco, California 94111

11

	NOTEHOLDER DEFENDANTS	ADDRESS
61.	Forward Investment Grade Fixed Income Fund	Forward Investment Grade Fixed Income Fund c/o CT Corporation 1801 West Bay Drive Northwest, Suite 206 Olympia, Washington 98501 Christine Stansbery VP – Compliance Forward Management, LLC 101 California Street, Suite 1600 San Francisco, California 94111
62.	Fulton Street CDO Corp.	Fulton Street CDO Funding Corp. c/o National Corporate Research, Ltd. 615 South Dupont Highway Dover, Delaware 19901
63.	Garadex Inc.	Garadex Inc. c/o Edward A. Smith, Esq. Venable LLP Rockefeller Center 1270 Avenue of the Americas, 25th Floor New York, New York 10020
64.	Garland Investment Management Inc.	Garland Investment Management Inc. c/o Brian D. Koosed, Esq. K&L Gates LLP 599 Lexington Avenue New York, New York 10022-6030
65.	Gatex Properties Inc.	Gatex Properties Inc. c/o Venable LLP 1270 Avenue of the Americas New York, New York 10020 Attn: Margalit A. Moche, Esq. Edward A. Smith, Esq. Venable LLP 1270 Avenue of the Americas New York, New York 10020

	NOTEHOLDER DEFENDANTS	ADDRESS
66.	General Security National Insurance	General Security National Insurance c/o National Con-Serv, Inc. 451 Hungerford Drive, Ste. 408 Rockville, Maryland 20850 Israel Silverman, Esq. General Security National Security Company Law Department One Seaport Plaza 199 Water Street, Suite 1200 New York, New York 10038-3526
67.	Genworth Life and Annuity Insurance Co. – LV SPIA	Genworth Life and Annuity Insurance Co. – LV SPIA 6620 West Broad Street Richmond, Virginia 23230 David B. Zoffer, Esq. Genworth Financial Deputy General Counsel - Litigation 6620 West Broad Street, Building 2 Richmond, Virginia 23230
68.	Genworth Life and Annuity Insurance Co. – LV STISL	Genworth Life and Annuity Insurance Co. – LV STISL 6620 West Broad Street Richmond, Virginia 23230 David B. Zoffer, Esq. Genworth Financial Deputy General Counsel - Litigation 6620 West Broad Street, Building 2 Richmond, Virginia 23230
69.	Geometric Asset Funding Ltd.	Geometric Asset Funding Ltd. c/o MaplesFS Limited P.O. Box 1093 Queensgate House 113 South Church Street Cayman Islands KY1-1102

13

	NOTEHOLDER DEFENDANTS	ADDRESS
70.	Goldman, Sachs & Co.	Goldman, Sachs & Co. 200 West Street New York, New York 10282 Carmine D. Boccuzzi, Jr., Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006-1470
71.	Goldman Sachs International	Goldman Sachs International 133 Fleet Street London EC4A 2BB, United Kingdom
72.	Gordon Rausser	Gordon Rausser 207 Giannini Hall, MC 3310 University of California Berkeley, CA 94720-3310
73.	Gordon Rausser (Defined Benefit Pension Plan)	Gordon Rausser (Defined Benefit Pension Plan) 207 Giannini Hall, MC 3310 University of California Berkeley, California 94720-3310
74.	Gordon Rausser (IRA)	Gordon Rausser (IRA) 207 Giannini Hall, MC 3310 University of California Berkeley, California 94720-3310
75.	Grand Avenue CDO III	Grand Avenue CDO III, Ltd. c/o MaplesFS Limited P.O. Box 1093 Queensgate House 113 South Church Street Cayman Islands KY1-1102
76.	Guohua Life Insurance Co. Ltd.	Guohua Life Insurance Co. Ltd. Shanghai World Financial Center No.100, Century Ave. Pudong New Area Shanghai, China
77.	Havenrock II Limited	Havenrock II Limited 26 New Street St. Helier, Jersey JE2 3RA Channel Islands

14

	NOTEHOLDER DEFENDANTS	ADDRESS
78.	Helios Advantage Income Fund Inc. (f/k/a RMK Advantage Income Fund, Inc.)	Helios Advantage Income Fund Inc. c/o CSC-Lawyers Incorporating Service Company 7 St. Paul Street, Suite 1660 Baltimore, Maryland 21202
79.	Helios Strategic Income Fund Inc. (f/k/a RMK Strategic Income Fund Inc.)	Helios Strategic Income Fund Inc. c/o CSC-Lawyers Incorporating Service Company 7 St. Paul Street, Suite 1660 Baltimore, Maryland 21202
80.	Helios High Income Fund Inc. (f/k/a RMK High Income Fund Inc.)	Helios High Income Fund Inc. c/o CSC-Lawyers Incorporating Service Company 7 St. Paul Street, Suite 1660 Baltimore, Maryland 21202
81.	Helios Multi-Sector High Income Fund Inc. (f/k/a RMK Multi-Sector High Income Fund Inc.)	Helios Multi-Sector High Income Fund Inc. c/o CSC-Lawyers Incorporating Service Company 7 St. Paul Street, Suite 1660 Baltimore, Maryland 21202
82.	HHE Partnership LP	HHE Partnership LP 2700 Delk Road, Suite 100 Marietta, Georgia 30067
83.	HSBC Issuer Services Common Depository Nominee (UK) Limited	HSBC Issuer Services Common Depository Nominee (UK) Limited 8 Canada Square London, United Kingdom E14 5HQ
84.	IKB Deutsche Industriebank AG	IKB Deutsche Industriebank AG Wilhelm-Bozkes-Strasse 1 Dusseldorf, 40474 Germany

Richard F. Schwed, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 |

15

	NOTEHOLDER DEFENDANTS	ADDRESS
85.	Illinois Municipal Retirement Fund	Illinois Municipal Retirement Fund 2211 York Road, Ste. 400 Oak Brook, Illinois 60523-2337 Kathleen O' Brien, Esq. General Counsel Illinois Municipal Retirement Fund 2211 York Road, Suite 500 Oakbrook, Illinois 60523-2374
86.	Illinois Mutual Life Insurance Company	Illinois Mutual Life Insurance Company 300 SW Adams Peoria, Illinois 61634
87.	Integra Canadian Fixed Income Plus Fund	Integra Canadian Fixed Income Plus Fund c/o Integra Capital Quebec Corporation 2020 Winston Park Suite 200, Oakville Ontario L6H 6X7 Canada
88.	JA Hokkaido Shinren	JA – Hokkaido Shinren 1-1, Kita 4 jo-nishi Chuo-ku, Sapporo City Hokkaido 060-0004 Japan
89.	JP Morgan Chase Bank, National Association	JPMorgan Chase Bank, National Association 1111 Polaris Parkway Columbus, Ohio 43240 Ian Boczko, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150
90.	JP Morgan Securities, L.L.C.	J.P. Morgan Securities L.L.C. c/o CT Corporation System 111 Eighth Avenue New York, New York 10011 Ian Boczko, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150

16

	NOTEHOLDER DEFENDANTS	ADDRESS
91.	KLIO II Funding Corp.	U.S. Bank as Trustee for KLIO II Funding Corp. c/o Franklin H. Top, III Chapman & Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 Klio II Funding Corp. c/o Puglisi & Associates 850 Library Ave., Suite 204 Newark, Delaware 19711
92.	KLIO III Funding Corp.	U.S. Bank as Trustee for KLIO III Funding Corp. c/o Franklin H. Top, III Chapman & Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 Klio III Funding Corp. c/o Puglisi & Associates 850 Library Ave., Suite 204 Newark, Delaware 19711
93.	Lancer Funding II Ltd.	Lancer Funding II, Ltd. c/o MaplesFS Limited P.O. Box 1093 Queensgate House 113 South Church Street Cayman Islands KY1-1102
94.	Lancer Funding II, LLC	LaSalle Bank National Association Trustee for Lancer Funding II, LLC 540 West Madison Street, Suite 500 Chicago, Illinois 60661 Lancer Funding II, LLC c/o National Corporate Research, Ltd. 615 South Dupont Highway Dover, Delaware 19901
95.	Lifeplan Australia Friendly Society Ltd.	Lifeplan Australia Friendly Society Ltd. Level 14 114 Albert Road South Melbourne, VIC 3205 Australia

	NOTEHOLDER DEFENDANTS	ADDRESS
96.	The Lincoln National Life Insurance Company	Lincoln National Life Insurance Company 1300 South Clinton St Fort Wayne, Indiana 46802 Stephanie Farabow, Esq. AVP and Senior Counsel Lincoln Financial Group 1300 South Clinton St Fort Wayne, Indiana 46802
97.	The Liverpool Limited Partnership	The Liverpool Limited Partnership c/o Liverpool Associates Limited Canon's Court, 22 Victoria Secret Hamilton HM12 Bermuda
98.	Long Island International Limited	Long Island International Limited c/o Maples Corporate Services Limited P.O. Box 309 Ugland House, South Church Street Cayman Islands KY1-1104 Robinson B. Lacy, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498
99.	Longshore CDO Funding 2007-3, Ltd.	Longshore CDO Funding 2007-3, Ltd Deutsche Bank (Cayman) Limited P.O. Box 1984 171 Elgin Ave., Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands KY1-1104
100.	Loreley Financing (Jersey) No. 9 Limited	Loreley Financing (Jersey) No. 9 Limited 26 New St. St. Helier Jersey JE2 3RA Channel Islands
101.	Loreley Financing (Jersey) No. 15 Limited	Loreley Financing (Jersey) 15 Limited 26 New St. St. Helier Jersey JE2 3RA Channel Islands
102.	Macquarie Bank Ltd., Macquarie Prisim Pty Ltd.	Macquarie Bank Ltd. O/A Macquarie Prisim P/L Alternative Investment A/C No. 1 Martin Place Sydney, NSW 2000 Australia

	NOTEHOLDER DEFENDANTS	ADDRESS
103.	Magnetar Constellation Fund II Ltd.	Magnetar Constellation Fund II, Ltd. c/o Maples Corporate Services Limited P.O. Box 309 Ugland House South Church Street, Georgetown Grand Cayman, KY1-1104 Cayman Islands Alex R. Rovira, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019
104.	Magnetar Constellation Master Fund III Ltd.	Magnetar Constellation Master Fund III, Ltd. c/o Maples Corporate Services Limited P.O. Box 309 Ugland House South Church Street, Georgetown Grand Cayman, KY1-1104 Cayman Islands Alex R. Rovira, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019
105.	Magnetar Constellation Master Fund Ltd.	Magnetar Constellation Master Fund, Ltd. c/o Citco Fund Services (Cayman Islands) Limited 89 Nexus Way, 2nd Floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands Alex R. Rovira, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019
106.	Mariner LDC	Mariner LDC c/o Stuarts Corporate Services Ltd. P.O. Box 2510 4th Floor, Cayman Financial Center 36A Dr. Roy's Drive Cayman Islands KY1-1105

	NOTEHOLDER DEFENDANTS	ADDRESS
107.	Mariner-Tricadia Credit Strategies Master Fund, Ltd.	Mariner-Tricadia Credit Strategies Master Fund, Ltd. c/o Stuarts Corporate Services Ltd. P.O. Box 2510 4th Floor, Cayman Financial Center 36A Dr. Roy's Drive Cayman Islands KY1-1105
108.	Marsh & McLennan Master Retirement Trust	Marsh & McLennan Master Retirement Trust 1166 Avenue of the Americas New York, New York 10036
109.	Master Trust Bank of Japan Ltd.	Master Trust Bank of Japan Ltd. MTBJ Bldg., 2-11-3 Hamamatsucho, Minato-ku Tokyo, Japan 105-8579
110.	Merrill Lynch International Global Equity Finance	Merrill Lynch International Global Equity Finance c/o CT Corporation System 111 Eighth Avenue New York, New York 10011 Merrill Lynch International Global Equity Finance 5 Canada Square London, E14 5AQ United Kingdome Michael E. Johnson, Esq. Alston & Bird LLP 90 Park Avenue New York, New York 10011
111.	Merrill Lynch Pierce Fenner & Smith Incorporated	Merrill Lynch Pierce Fenner & Smith Incorporated c/o Bank of America Corporation 100 N. Tryon Street Charlotte, North Carolina 28255 Michael E. Johnson, Esq. Alston & Bird LLP 90 Park Avenue New York, New York 10011

	NOTEHOLDER DEFENDANTS	ADDRESS
112.	Merrill Lynch Pierce Fenner & Smith/Fixed Income	Merrill Lynch Pierce Fenner & Smith/Fixed Income c/o Bank of America Corporation 100 N. Tryon Street Charlotte, North Carolina 28255 Michael E. Johnson, Esq. Alston & Bird LLP 90 Park Avenue New York, New York 10011
113.	Michigan Carpenters Pension Fund	Michigan Carpenters Pension Fund 6525 Centurion Drive Lansing, Michigan 48917-9275
114.	Mizuho International plc	Mizuho International plc Bracken House One Friday Street London EC4M 9JA
115.	MKP Vela CBO Ltd.	MKP Vela CBO Ltd c/o Walkers SPV Limited Walker House 87 Mary Street Cayman Islands KY1-9001
116.	Modern Woodmen of America, Inc.	Modern Woodmen of America, Inc. 1701 First Avenue Rock Island, Illinois 61201 Peter C. Doyle, Esq. Modern Woodmen of America 1701 First Avenue Rock Island, Illinois 61201
117.	MoneyGram Securities LLC	MoneyGram Securities LLC c/o Corporation Service Company 2711 Centerville Road Suite 400 Wilmington, Delaware 19808 Phillip Bohl, Esq. Gray, Plant, Mooty, Mooty & Bennett, P.A. 500 IDS Center 80 South 8th Street Minneapolis, Minnesota 55402

	NOTEHOLDER DEFENDANTS	**ADDRESS**
118.	Montrose Harbor CDO I, Ltd.	Montrose Harbor CDO I, Ltd. c/o Walkers SPV Limited Walker House 87 Mary Street Cayman Islands KY1-9001 U.S. Bank as Trustee for Montrose Harbor CDO I, Ltd. c/o Franklin H. Top, III, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
119.	Montrose Harbor CDO I, Inc.	Montrose Harbor CDO I, Inc. c/o Corporation Service Company 2711 Centerville Road Suite 400 Wilmington, Delaware 19808 U.S. Bank as Trustee for Montrose Harbor CDO I, Inc. c/o Franklin H. Top, III, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
120.	Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036 Brendan Snodgrass, Esq. Vice President, Legal and Compliance Division 1221 Avenue of the Americas New York, New York 10020
121.	Mulberry Street CDO, Ltd.	PO Box 1093GT, Queensgate House South Church Street George Town, Grand Cayman, Cayman Islands
122.	National Nominees Limited	National Nominees Limited 125 Queen Street Level 9, Bnz Tower Auckland 1030 New Zealand

	NOTEHOLDER DEFENDANTS	ADDRESS
123.	Nationwide Life Insurance Company	Nationwide Life Insurance Company c/o Linda Wong, Esq. Wong Fleming, P.C. 821 Alexander Road, Suite 150 P.O. Box 3663 Princeton, New Jersey 08543 James Haney, Esq. Wong Fleming, P.C. 821 Alexander Road, Suite 150 P.O. Box 3663 Princeton, New Jersey 08543
124.	Nationwide Mutual Life Insurance Co.	Nationwide Mutual Life Insurance Company c/o Linda Wong, Esq. Wong Fleming, P.C. 821 Alexander Road, Suite 150 P.O. Box 3663 Princeton, New Jersey 08543 James Haney, Esq. Wong Fleming, P.C. 821 Alexander Road, Suite 150 P.O. Box 3663 Princeton, New Jersey 08543
125.	NongHyup Bank (f/k/a Korea's National Agricultural Cooperative Federation)	NongHyup Bank (f/k/a Korea's National Agricultural Cooperative Federation) 75 Chungjeong-ro 1 ga Jung-gu, Seoul 137-737 South Korea Roxanne Tizravesh, Esq. Debra Newman, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036

23

	NOTEHOLDER DEFENDANTS	ADDRESS
126.	Ohio Public Employee Retirement System	Ohio Public Employee Retirement System 2711 East Town Street Columbus, Ohio 43215-4642 Ohio Public Employee Retirement System c/o Ohio Attorney General Mike DeWine 30 E. Broad St., 14th Floor Columbus, Ohio 43215 Nelson Alexander, Esq. Frost Brown Todd LLC 201 North Illinois Street Suite 1900 Indianapolis, Indiana 46204-4236
127.	Ohio State University	Ohio State University c/o Gary Leimbach Riverwatch Tower, Suite B 364 West Lane Avenue Columbus, Ohio 43201-4340
128.	Omicron Investment Management GmbH (f/k/a UNIQA Alternative Investments GmbH)	Omicron Investment Management GmbH (f/k/a UNIQA Alternative Investments GmbH) Hohenstaufengasse 10/5.OG 1010 Vienna, Austria Vincent J. Roldan, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104
129.	OSDF, Ltd.	OSDF, Ltd. P.O. Box 1093 GT Queensgate House, South Church Street George Town, Grand Cayman Cayman Islands KY1-1102
130.	PB Capital Corporation	PB Capital Corporation c/o John R. Ashmead, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004

24

	NOTEHOLDER DEFENDANTS	ADDRESS
131.	Peregrine Strategies Two Ltd.	Peregrine Strategies Two Ltd. P.O. Box 1093GT Queensgate House, South Church Street George Town, Grand Cayman Cayman Islands KY1-1102
132.	Phoenix Home Life Variable Insurance Company	Phoenix Life Insurance Company One American Row P.O. Box 5056 Hartford, Connecticut 06102-5056 Joseph Tedone, Esq. Law Department Phoenix One American Row P.O. Box 5056 Hartford, Connecticut 06102-5056
133.	Phoenix Life Insurance Company	Phoenix Life Insurance Company One American Row P.O. Box 5056 Hartford, Connecticut 06102-5056 Joseph Tedone, Esq. Law Department Phoenix One American Row P.O. Box 5056 Hartford, Connecticut 06102-5056
134.	Pinnacle Point Funding Ltd.	Pinnacle Point Funding Ltd. c/o MaplesFS Limited P.O. Box 1093 Queensgate House 113 South Church Street Cayman Islands KY1-1102
135.	Pinnacle Point Funding Corp.	Pinnacle Point Funding Corp. c/o The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801

	NOTEHOLDER DEFENDANTS	ADDRESS
136.	PPL Services Corporation Master Trust	PPL Services Corporation Master Trust c/o The Bank of New York Mellon, National Association as Trustee The Bank of New York Mellon Center, Room 0625 Pittsburgh, PA 15258-0001
137.	Principal Life Insurance Company	Principal Life Insurance Company c/o Corporation Service Company 505 5th Avenue, Suite 729 Des Moines, Iowa 50309 Joel S. Feldman, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603
138.	Putnam Fiduciary Trust Co.	Putnam Fiduciary Trust Co. c/o Jeff Watches NDS 1200 Crown Colony Dr., 6th Floor Quincy, Massachusetts 02169-2450
139.	Putnam Structured Product CDO 2002-1 Ltd.	Putnam Structured Product CDO 2002-1 Ltd. c/o Walkers SPV Limited Walker House, 87 Mary Street Cayman Islands KY1-9001 U.S. Bank National Association as Indenture Trustee c/o Franklin H. Top, III, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603
140.	Putnam Structured Product CDO 2003-1 Ltd.	Putnam Structured Product CDO 2003-1 Ltd. c/o Walkers SPV Limited Walker House, 87 Mary Street Cayman Islands KY1-9001 U.S. Bank National Association as Indenture Trustee c/o Franklin H. Top, III, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

26

	NOTEHOLDER DEFENDANTS	ADDRESS
141.	Reliance Standard Life Insurance Company	Reliance Standard Life Insurance Company 2001 Market Street, Suite 1500 Philadelphia, Pennsylvania 19103 Joel S. Feldman, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illionois 60603
142.	RBS Morgans Limited	RBS Morgans Limited Level 29, 123 Eagle Street, GPO Box 202 Brisbane, QLD 4000 Australia Duncan Milne Law Clerk RBS Morgans Limited Level 29, 123 Eagle Street GPO Box 202 Brisbane, QLD 4000 Australia
143.	RGA Reinsurance Co.	RGA Reinsurance Co. c/o CT Corporation System 120 South Central Avenue, Suite 400 Clayton, Missouri 63105 Daniel T. Glowski, Vice President and Assistant General Counsel RGA Reinsurance Company 1370 Timberlake Manor Parkway Chesterfield, Missouri 63017
144.	Royal Bancshares of Pennsylvania	Royal Bancshares of Pennsylvania 732 Montgomery Avenue Narbeth, Pennsylvania 19072 James L. Garrity, Jr., Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178-0060

	NOTEHOLDER DEFENDANTS	ADDRESS
145.	Safety National Casualty Corporation	Safety National Casualty Corporation 1832 Schuetz Road St. Louis, Missouri 63146 Simone R. Bonnet, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603
146.	SBC Master Pension Trust	Mellon Trust of New England, N.A., Trustee for SBC Master Pension Trust 201 Washington Street Boston, Massachusetts 02108
147.	SBSI, Inc.	SBSI, Inc. c/o CSC Entity Services, LLC 2711 Centerville Road Suite 400 Wilmington, DE 19808
148.	SCOR Reinsurance Company	c/o SCOR SE 5 Avenue Kléber 75795 Paris Cedex 16 France c/o SCOR Global Life SE 1 Avenue du General de Gaulle, 92800 Puteaux France 433 935 558 R.C.S. Nanterre SCOR Reinsurance Company One Seaport Plaza 199 Water Street, Suite 2100 New York, New York 10038
149.	Security Benefit Life Insurance Co.	Security Benefit Life Insurance Co. One Security Benefit Place Topeka, Kansas 66636 Katharine L. Mayer, Esq. McCarter & English LLP Renaissance Centre 405 N. King Street, 8th Floor Wilmington, Delaware 19801-3717
150.	Sentinel Management Group Inc.	Sentinel Management Group Inc. c/o Eric A. Bloom 650 Dundee Road, Suite 460 Northbrook, Illinois 60062

	NOTEHOLDER DEFENDANTS	ADDRESS
151.	Shenandoah Life Insurance Company	Shenandoah Life Insurance Company 2301 Brambleton Avenue SW Roanoke, Virginia 24015 Philip W. Parker, Esq. Shenandoah Life Insurance Company P.O. Box 12847 Roanoke, Virginia 24029
152.	Shield Securities, Ltd.	Shield Securities Limited C/o 1 King William Street London Ec4N 7AR
153.	Shinhan Bank	Shinhan Bank c/o Steven M. Pesner, Esq. Deborah Newman, Esq. Roxanne Tizravesh, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036
154.	Shin Kong Life Insurance Co., Ltd.	Shin Kong Life Tower 66 Chung-Hsiao West Road Section 1 Taipei, Taiwan 66 Chung Hsiao West Road, Section 1, Taipei, Taiwan, R.O.C.
155.	Silver Elms CDO PLC	Silver Elms CDO PLC 5 Harbourmaster Place IFSC Dublin 1, Ireland Christopher M. Desiderio, Esq. Nixon Peabody LLP 437 Madison Avenue New York, New York 10022-7039
156.	Silvermine Capital Management	Silvermine Capital Management LLC 281 Tresser Boulevard Floor 11 Stamford, Connecticut 06901-3209
157.	SMH Capital Advisors	SMH Capital Advisors c/o Rick Berry 3100 Chase Tower Houston, TX 77002

29

	NOTEHOLDER DEFENDANTS	ADDRESS
158.	Societe Generale Investment Corporation	Societe Generale Investment Corporation c/o Steven Wolowitz, Esq. Mayer Brown LLP 1675 Broadway New York, New York 10019
159.	Standard Life Insurance Company of Indiana	Standard Life Insurance Company of Indiana c/o Stephen W. Robertson, Indiana Insurance Commissioner 311 West Washington Street, Suite 300 Indianapolis, Indiana 46204-2787 John T. Murphy, Esq. Ice Miller LLP Attorney for Stephen W. Robertson, in his role as Rehabilitator of Standard Life Insurance Co. One American Square, Suite 2900 Indianapolis, Indiana 46282-0200
160.	Stanton ABS I p.l.c.	Stanton ABS I p.l.c. Trinity House Charleston Road Ranelagh, Dublin 6 Ireland
161.	Stanton CDO I Ltd.	Stanton CDO I SA 9B, Boulevard Prince Henri CP L-1724 Luxembourg Luxembourg
162.	Starling Strategies Ltd.	Starling Strategies Ltd. P.O. Box 1093GT Queensgate House, South Church Street George Town, Grand Cayman Cayman Islands KY1-1002
163.	State Street Custodial Services (Ireland) Limited	State Street Custodial Services (Ireland) Limited 78 Sir John Rogerson's Quay Dublin 2 Ireland
164.	Stichting Shell Pensioenfonds	Stichting Shell Pensioenfond Sir Winston Churchillaan 366h Rijswijk ZH 2285SJ The Netherlands

	NOTEHOLDER DEFENDANTS	ADDRESS
165.	Structured Credit America LTD	Structured Credit America LTD Bracken House One Friday Street London, United Kingdom EC4M 9JA
166.	Structured Credit Opportunities Fund II, LP	Structured Credit Opportunities Fund II, LP c/o Maples Corporate Services Limited P.O. Box 309 Ugland House, South Church Street Cayman Islands KY1-1004
167.	Sun Life Assurance Company of Canada	Sun Life Assurance Company of Canada 150 King Street West, Suite 1400 Toronoo, Ontario M5H 1J9
168.	Sun Life Financial Canada	Sun Life Financial Canada 227 King Street South Waterloo, Ontario Canada N2J 4C5 Jeffrey Cedrone, Senior Counsel Sun Life Financial Canada 1 Sun Life Park Wellesley Hills, Massachusetts 02481
169.	Susquehanna Bank	Susquehanna Bank 1570 Manheim Pike Lancaster, PA 17604-3300 Susquehanna Bank c/o William T. Beden, President 9E. Main Street Lititz, PA 17543 Andrew D. Gottfried, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178

	NOTEHOLDER DEFENDANTS	ADDRESS
170.	Taiwan Life	Taiwan Life 17 Hsu Chang Street, 18th Floor Taipei City Taiwan, R.O.C. Amanda J. Gallagher, Esq. Sterling P.A. Darling, Jr., Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105
171.	Tierra Alta Funding I Ltd.	Tierra Alta Funding I, Ltd c/o Maples and Calder Limited P.O. Box 309 Ugland House South Church Street Cayman Islands KY1-1004
172.	Tierra Alta Funding I, Corp.	Tierra Alta Funding I, Corp. c/o Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808
173.	UBS AG London Branch	UBS AG London Branch 1 Finsbury Avenue London, EC2M 2PP Verena Burhand David Flack Legal & Compliance UBS AG London Branch 1 Finsbury Avenue London, EC2M 2PP
174.	UBS Securities LLC	UBS Securities LLC 677 Washington Blvd. Stamford, CT 06901 Joshua Dorchak, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022

	NOTEHOLDER DEFENDANTS	ADDRESS
175.	Unicredit Bank AG, London Branch	Unicredit Bank AG, London Branch Moor House/120 London Wall London EC2Y 5ET, United Kingdom Alex R. Rovira, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019
176.	Union Investment Institutional GmbH	Union Investment Group Wiesenhuttenstr. 10, D-60329 Frankfurt am Main, Germany
177.	Vanderbilt Capital Advisors Holdings, LLC	Vanderbilt Capital Advisors Holdings, LLC c/o CT Corporation System 111 Eighth Avenue New York, New York 10011
178.	Wells Fargo Bank, National Association	Wells Fargo Bank, National Association 101 N. Phillips Ave Sioux Falls, South Dakota 57104 Kevin J. Biron, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022-4689 Casey B. Howard, Esq. Locke Lord Bissell & Liddell LLP Three World Financial Center New York, New York 10251
179.	Wells Fargo Securities, LLC	Wells Fargo Securities, LLC 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808 Kevin J. Biron, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022-4689
180.	Whitehawk CDO Funding 2004-1, Ltd.	Whitehawk CDO Funding Ltd. c/o MaplesSF Limited Boundary Hall, Cricket Square, 171 Elgin Avenue George Town, Grand Cayman KY1-1104 Cayman Islands

	NOTEHOLDER DEFENDANTS	ADDRESS
181.	Whitehawk CDO Funding, LLC	Whitehawk CDO Funding, LLC c/o National Corporate Research, Ltd. 615 South Dupont Highway Dover, Delaware 19901
182.	The Winter Group	The Winter Group c/o New York State, Department of State Division of Corporations, State Records and Uniform Commercial Code 99 Washington Avenue, 6th Floor Albany, New York 12231
183.	ZAIS Investment Grade Limited II	Maples Corporate Services Limited P.O. Box 309 Ugland House, South Church Street, Cayman Islands
184.	ZAIS Investment Grade Limited V	MaplesFS Limited PO Box 1093 Queensgate House, 113 South Church Street, Cayman Islands
185.	ZAIS Investment Grade Limited VI	Walkers SPV Limited Walker House 87 Mary Street Cayman Islands